CGI Group Inc.

2009 Annual Report

CGI's 2009 Annual Report is comprised
of two separate volumes:

Volume 1: *Strong Fundamentals Generate Great Opportunities*

&

Volume 2: *Numbers*

Volume 1 of the Annual Report follows this page.

(this page does not form part of the Annual Report)

2009_annual report

STRONG FUNDAMENTALS GENERATE GREAT OPPORTUNITIES


CGI

_experience the commitment™

VALUE-BASED
SERVICES

QUALITY
COMMITMENT

FULL OFFERING
STRATEGY

LOCAL AND
GLOBAL DELIVERY

VALUE-BASED SERVICES
QUALITY COMMITMENT
FULL OFFERING STRATEGY
LOCAL AND GLOBAL DELIVERY

We're committed to delivering superior value for every investment clients entrust to us. CGI delivers mission-critical information technology (IT) and business process services as well as solutions that help clients control spending, enable business imperatives, increase productivity and improve their competitive position. In turn, these critical offerings allow CGI to continue to grow profitably in any economic condition. Learn more about how we create value for our clients on page 12.

We have a strong commitment to quality—a commitment that leads to business results for our clients. Our quality system represents a common language across CGI, and our passion for operational excellence plays a key role in ensuring consistent service delivery and continuous profitable growth. Visit page 14 for a case in point.

We offer a deep portfolio of full end-to-end IT services supported by quality processes that improve all facets of our clients' operations. In turn, this end-to-end offering provides professionals with added career growth and shareholders with visibility into a growing and profitable, long-term backlog. Turn to page 16 to discover more.

Our client-proximity business model and global delivery options provide clients with strong local accountability and best-fit onshore, nearshore and offshore delivery. CGI provides a balanced delivery mix that gives clients the best service at the best value and lowest risk; enables our professionals to access a diverse set of skills; and provides shareholders with confidence in CGI's ability to compete and win on a global basis. Go to page 18 to learn more.

For the benefit of all of our stakeholders and for 33 years, CGI has maintained a steadfast focus on the fundamentals that enable our stakeholders' success.

Satisfied clients. Dedicated professionals. Profitable growth. These are the hallmarks of successful organizations that are built to last. At CGI, we're in the business of continually creating opportunities to succeed no matter the economic conditions in which we're operating. Opportunities for clients to achieve more with less. Opportunities for our professionals to grow their careers. Opportunities for shareholders to have a profitable long-term investment. At CGI, we're committed to the fundamentals that help all of our stakeholders win and grow.

Experience the commitment

At CGI, we're in the business of satisfying clients by helping them win and grow. For 33 years, we've operated upon the principles of sharing in clients' challenges and delivering quality services to address them. As a leading IT and business process services provider, CGI has a strong base of 26,000 professionals operating in 107 offices worldwide, giving us the competitive advantage of close proximity to our clients. Through these offices, we offer local partnerships and a balanced blend of global delivery options to ensure clients receive the optimal combination of value and expertise required for their success. We define success by helping our clients achieve superior performance and gain competitive advantage.

Our approach

We understand it's how we deliver our services that makes us a partner of choice. Our business approach puts clients and their results first.

Client-proximity business model — organizes operations around metro markets, allowing us to be deeply rooted within clients' business communities and accountable for project success

Industry expertise — fuels our deep understanding of clients' realities to implement solutions that improve and transform their business environments

Unique global delivery options — combines onsite responsiveness through our local offices with remote delivery capabilities through CGI's onshore, nearshore and offshore centers of excellence

Quality processes — ISO 9001:2004-certified operations ensure a high level of client, member and shareholder satisfaction. In addition, CMMI Levels 3 and 5-compliant global delivery centers provide agile, high-quality delivery

Our services

CGI has a comprehensive portfolio of services, including consulting, systems integration, the full management of IT and business functions, and 100+ proprietary solutions, many of which are mission-critical. This enables us to improve all facets of our clients' operations. Key service areas include:

Systems integration and consulting — strategic plans, system architecture, system development and implementation of business and technology solutions

Application management — day-to-day maintenance and improvement of clients' business applications

Technology management — comprehensive infrastructure management capabilities that adapt to clients' unique business needs and service priorities

Business process services — management of back-office business processes to streamline operations

Our markets

CGI offers its end-to-end services to a select set of geographies, covering 75% of global IT spending, and economic sectors in which we have deep business and technical expertise, covering 90% of global IT spending. This allows us to fully understand our clients' business realities and to have the know-how and solutions needed to advance their business goals.

Financial services — helping leading institutions including most major banks in the Americas and Europe as well as P&C and health/life insurers

Telecommunications and utilities — helping global telecom providers and more than 60 utilities in North America and Europe

Government and healthcare — helping hundreds of federal, provincial and state governments, hospitals and healthcare systems

Manufacturing — helping global leaders from multiple manufacturing segments, including aerospace, mining and metals, chemicals, and oil and gas

Retail and distribution — helping over 250 retailers and leading companies from multiple distribution segments and channels

Our Build and Buy profitable growth strategy

Organic growth (the Build) and acquisitions (the Buy) are an integral part of our business strategy and both have contributed to our profitable growth over the years. In addition to operational breadth and depth, accretive acquisitions bring critical mass and expertise, which qualify us for larger partnerships with local and global clients.

Organic growth	**Systems integration contracts and projects**	• Develop new client relationships • Win new contracts and renewals • Extend service offerings to existing clients
	Outsourcing contracts	• Win outsourcing contracts with new and existing clients • Grow pipeline of outsourcing proposals
Acquisitions	**Niche market acquisitions**	• Enhance vertical offerings • Increase geographic presence • Increase the richness of offerings
	Transformational acquisitions	• Increase geographic presence • Increase critical mass to qualify for more large contracts • Ensure strategic fit and accretion to net earnings

Contract types		Geographic markets		Targeted verticals		Backlog of long-term signed contracts
58%	Management of IT and business functions (outsourcing) **47%** IT services **11%** Business process services	57%	Canada	66%	**Commercial private sector** **33%** Financial services **15%** Telecommunications and utilities **12%** Retail and distribution **6%** Manufacturing	**$10.9 billion** with an average life of 6.3 years remaining
42%	Systems integration and consulting	36%	United States	34%	**Government and healthcare**	
		7%	Europe and Asia			

Based on fiscal 2009 revenue

FINANCIAL HIGHLIGHTS


Revenue
In billions of dollars
3.63
3.71
3.83
07
08
09
Earnings from continuing operations
In millions of dollars
235.6
298.3
315.2
07
08
09
Earnings from continuing operations margin
In percentage
6.5
8.0
8.2
07
08
09


Diluted EPS from continuing operations
In dollars
0.70
0.92
1.02
07
08
09
Contract backlog
In billions of dollars
11.70
11.65
10.89
07
08
09
New contract bookings
In billions of dollars
3.19
4.15
4.06
07
08
09


Cash provided by continuing operating activities
In millions of dollars
544.1
355.7
630.2
07
08
09
Net debt to capitalization
In percentage
16.8
14.0
N/A
07
08
09
Number of shares outstanding at year end
In millions of shares
324.8
308.4
300.9
07
08
09

For the years ended September 30	2009	2008	2007
In thousands of Canadian dollars, except share data, ratios and percentages	$	$	$
Financial performance			
Revenue	**3,825,161**	3,705,863	3,633,945
Adjusted EBIT[1]	**460,741**	430,486	406,485
Adjusted EBIT margin	**12.0%**	11.6%	11.2%
Earnings from continuing operations	**315,158**	298,266	235,551
Basic earnings per share from continuing operations	**1.03**	0.94	0.71
Diluted earnings per share from continuing operations	**1.02**	0.92	0.70
Net earnings	**316,466**	293,132	237,294
Basic earnings per share	**1.03**	0.92	0.72
Diluted earnings per share	**1.02**	0.90	0.71
Net earnings (under US GAAP)[2]	**314,188**	276,048	239,247
Basic earnings per share (under US GAAP)[2]	**1.02**	0.87	0.73
Diluted earnings per share (under US GAAP)[2]	**1.01**	0.86	0.72
Cash flow from continuing operating activities	**630,244**	355,670	544,115
Financial position			
Total assets	**3,899,910**	3,680,558	3,471,861
Shareholders' equity	**2,275,254**	1,997,001	1,815,559
Shareholders' equity per common share	**7.56**	6.48	5.59
Working capital	**388,950**	81,850	123,706
Current ratio	**1.51**	1.10	1.16
Long-term debt (current and long-term portions)	**283,130**	391,091	473,191
Net debt to capitalization ratio[3]	**N/A**	14.0%	16.8%

	Fiscal 2009				Fiscal 2008			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Quarterly financial results								
Revenue	**926,051**	**950,419**	**948,319**	**1,000,372**	929,198	950,468	930,770	895,427
Adjusted EBIT	**126,128**	**113,135**	**107,250**	**114,228**	105,255	111,091	108,516	105,624
Adjusted EBIT margin	**13.6%**	**11.9%**	**11.3%**	**11.4%**	11.3%	11.7%	11.7%	11.8%
Net earnings	**82,550**	**76,530**	**77,667**	**79,719**	73,586	77,989	68,877	72,680
Basic earnings per share	**0.27**	**0.25**	**0.25**	**0.26**	0.24	0.25	0.21	0.22
Diluted earnings per share	**0.27**	**0.25**	**0.25**	**0.26**	0.23	0.24	0.21	0.22
Cash flow from continuing operating activities	**192,450**	**170,894**	**187,299**	**79,601**	82,942	105,882	45,869	120,977

1 Adjusted EBIT represents earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expenses, and non-controlling interest, net of income taxes.

2 The reconciliation between US and Canadian Generally Accepted Accounting Principles is provided in Note 29 to the consolidated financial statements.

3 The net debt to capitalization ratio represents the proportion of long-term debt, including the impact of the fair value of forward contracts, net of cash and cash equivalents over the sum of shareholders' equity and long-term debt. As at September 30, 2009, our net debt was negative because our cash balance was greater than our long-term debt.

Driving value from the fundamentals

We are passionate about building and operating a sound and growing business for the long term because it generates great opportunities for all of our stakeholders. For 33 years, we've maintained best practices in managing and measuring how we create long-term value, resulting in consistent performance, no matter the economic environment.

Serge Godin
Founder and
Executive Chairman of the Board

Michael E. Roach
President and
Chief Executive Officer





This consistent performance is due to our unwavering commitment to operating under the fundamentals that enable our stakeholders' success.

To achieve equilibrium among CGI's three stakeholders — our clients, professionals (whom we call members) and shareholders — we repeatedly measure and manage the satisfaction of each to continually meet and exceed their expectations while building toward a better future.

Fiscal 2009 provided clear evidence of the results that are achieved from this steadfast focus on the fundamentals. From reaching a CGI milestone of $1 billion of revenue in a single quarter to generating $630 million in cash from operations during fiscal 2009 and finishing the year with a strong balance sheet, we continue to do what's required to have the upmost financial stability and flexibility to help all of CGI's stakeholders win, grow and prosper.

For clients, a passion for excellence in execution

Clients are under enormous pressure in this economy; every investment spent must help them achieve their business objectives. CGI's track record of performance gives clients confidence that they are directing their business to a company that is solid today and will remain solid into the future. In the services business, financial strength and stability is essential to compete, and service excellence is paramount to success.

At CGI, we do mission-critical work for our clients. From delivering transformational projects that result in new business efficiencies to running back-end operations, we provide clients with essential *value-based services*. As clients sought to cut costs during this challenging economy, CGI unveiled a program called "Solutions for Tough Economic Times," which included a portfolio of core offerings. This program was designed to produce the quick business return on investment clients need to deal immediately and directly with budget reductions or deficits and increased expenses.

Our *quality commitment* has resulted in a highly reliable on-time, on-budget delivery record, enabling us to achieve value for every investment clients entrust to us and build a growing roster of CGI clients. In 2009, we scored an average 8.9 out of 10 client satisfaction rating based on more than 2,400 signed client assessments — and a 9.0 ranking for client loyalty, whereby clients say they will continue to use and recommend CGI's services to others, which is essential to growth in the services business.

This year we expanded our footprint with existing clients and added new clients with global brands due to our *full offering strategy*, which encompasses CGI's portfolio of end-to-end IT services. Businesses and governments depend on technology investments to meet the growing needs of their clients and citizens. As more clients turn to outsourcing to increase value to their business and improve productivity during this recession, our model is proven: We are results oriented. We combine quality and price while assuming the responsibility and risk for service delivery. Rather than paying for inputs, clients benefit from business outcomes delivered by CGI.

Key to all of these delivery fundamentals is CGI's *local and global delivery* model. With 107 offices worldwide, CGI adheres to the belief that a highly responsive and accountable local presence is critical to client success. CGI's geographic footprint represents more than 75% of the world's IT spend, focusing our operations on the most strategic areas.

Through CGI's client proximity model, we serve as clients' on-the-ground and accountable partner knowing how to add true value. This local presence is combined with a balanced global delivery network of onshore, nearshore and offshore centers of excellence. This year we expanded this network to 15, adding centers in Hyderabad, India, and Troy, Alabama.

For members, a passion for living by the CGI dream

Our members are united and driven by the CGI dream on which we were founded: **To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of**. This dream forms the DNA of our company and drives the transparency and accountability of our culture.

Through our ISO 9001:2004-certified operations that apply the CGI Management Foundation, we pursue this dream through key strategies and processes that define and guide the management of CGI and the management of our stakeholder relationships. The CGI Management Foundation reflects our collective experience and has been developed to make our actions as effective as possible. In addition, many members and centers of excellence have achieved and execute leading industry certifications, such as ITIL and top CMMI levels, to provide clients with high-value, cost-effective IT services that benefit their top and bottom lines. This operational and delivery rigor is a result of our members' essential goal: to provide high-quality services adapted to clients' needs.

In 2009, CGI achieved the highest member satisfaction ranking we've recorded through CGI's Member Satisfaction Assessment Process. As part of this assessment, year after year, members cite the satisfaction of clients as key to their own satisfaction. This commitment to clients is evidenced by one of the lowest turnover rates in the industry, which provides needed stability and competitive advantage for our clients and for CGI, enabling us to deliver service excellence around the globe. In addition, an astounding 86% of members are shareholders, representing the largest ownership block of CGI. Based on their daily contact with clients and as shareholders of the company, our members provide regular input into our strategic planning processes. According to this year's annual consultation, 88% of members believe that, as owners, they play a role in improving CGI's business. Clearly CGI's members are empowered to create and execute the plans that make CGI a partner, employer and investment of choice.

We understand that success in the services business is contingent on retaining and attracting the best talent. At CGI, our extraordinary team of 26,000 professionals is dedicated to serving clients with the utmost skill and quality work.

For shareholders, a passion for running a competitive, financially strong business

With the quality work of our members comes more work. And with more work comes a growing backlog of recurring and predictable revenue. With CGI's strong balance sheet and net cash position, we are pleased with the results we are generating, even in a challenging economy.

- Revenue increased by 3.2% to $3.8 billion
- New contract bookings were $4.1 billion, or 106% of revenue
- Adjusted EBIT was up 7% to $460.7 million, or 12% of revenue

- Earnings from continuing operations were up 5.7% to $315.2 million, or 8.2% of revenue
- Earnings per share (diluted) were up 13.3% to $1.02
- $630.2 million in cash was generated from operating activities, or $2.03 per share
- Return on invested capital was 14.0%
- $100 million was invested to buy back more than 9.5 million shares
- Share price increased by nearly 35% year-over-year, adding close to $1 billion in market capitalization

Our ability to generate significant and consistent cash flow provides an additional layer of comfort to investors and is attracting new ones. This is due to adhering to the fundamentals of operational and delivery excellence, and to our ability to execute our Build and Buy growth strategy.

On the Build side, we demonstrated our ability to grow organically, particularly in the prime U.S. market where we recorded revenue growth of 25.3%, or 8.5% on a constant currency basis. We increased our roster of brand name clients and secured new strategic contracts—each of which provides the opportunity to add new follow-on business.

On the Buy side, we continue to look for the right target at the right price at the right time—all necessary ingredients to moving forward with any acquisition. We remain vigilant in looking for the right opportunities to make financially sound investments that are accretive to EPS in year one. As our track record of successful acquisitions demonstrates, economies of culture are as important as economies of scale.

In fiscal 2009, we strengthened the balance sheet to a net cash position while profitably growing the business, and generated solid performance—among the strongest in the industry. We remain confident in CGI's growth strategy and have the financial flexibility to create additional and continuous shareholder value.

To all our stakeholders, thank you for your trust

As a result of our focus on the fundamentals, clients have confidence that they are dealing with a partner that can fulfill long-term commitments; members have confidence in working for a financially strong company, allowing them to fully focus on satisfying their clients; and investors have confidence that we can execute our profitable growth plan, increasing the value of their investment over time.

To our clients, thank you for your partnership; we are committed to helping you win and grow.

To our members, thank you for your dedication; we are committed to providing you with stimulating and rewarding careers.

To our shareholders, thank you for your investment; we are committed to offering you superior returns over time.

Finally, we thank members of the Board of Directors for their advice and dedication, and thank departing members Claude Chamberland, Gerald T. Squire and Robert Tessier for their years of service and wish them the best for the future.

At CGI, we are driven to succeed to benefit all of our stakeholders by executing the fundamentals. This is the way we do business and this is our promise to you.

Serge Godin
Founder and
Executive Chairman of the Board

Michael E. Roach
President and
Chief Executive Officer



VALUE-BASED SERVICES

In this economy, businesses and governments are under enormous pressure to do more with less. CGI understands the business and technology challenges that our clients face and offers the services and solutions to quickly satisfy their needs and address risks while reducing costs.

— 86% OF MEMBERS OR 22,000 PROFESSIONALS ARE OWNERS, MAKING CGI'S COMMITMENT TO CLIENT SUCCESS A COMMON GOAL

— SINGLE DIGIT TURNOVER RATE, ONE OF THE LOWEST IN THE INDUSTRY, PROVIDES CONSISTENT DELIVERY

Daimler Financial Services (DFS) is the foremost international captive financial services provider, operating in more than 40 countries. DFS provides tailor-made leasing and financing solutions to promote the vehicle sales of the Daimler Group's brands worldwide.

In May 2008, Daimler deepened its partnership with CGI through an outsourcing contract whereby CGI provides a full end-to-end applications management service for the company's retail vehicle asset financing operations. The system supports financing deal management from payment set-up to collection and recovery and provides a rapid and profitable customer experience — key competitive differentiators. It also serves as a cost-effective and reliable value-based solution.

DFS and CGI recently renewed their applications management service agreement.

"To maintain our leadership position and remain competitive, we are continuously challenged to lower costs while providing viewers with value-added content. CGI is a reliable partner in helping us achieve our business objectives through the intelligent use of technology."

Jorge Martin Ibarra
Director of Development
Telecinco

Telecinco is the leading private television company in Spain. To maintain and strengthen this leadership position, the company developed a strategy to tie its audiovisual content on TV with the Web, providing interactivity for its viewers and a stronger online revenue base.

Partnering with CGI, Telecinco consolidated its many websites into one to reduce its costs. At the same time, it developed a software infrastructure that supports video on demand to stream programs, an interactive environment with tools such as blogs and surveys, and a means to easily support new daily content. Through a three-year application management agreement, CGI is maintaining Telecinco's Web environment and provides new development to stay on top of evolving Web technologies.

As a result of the partnership, Telecinco provides viewers with a seamless television-to-Internet experience with a lower cost infrastructure. CGI also helped to increase the company's competitive advantage through a platform that allows for continued growth.



At CGI, we understand that quality is critical to the success of any project or long-term outsourcing engagement. After all, achieving desired outcomes is not just about technology, it's about good management. Our quality system is structured to entrust responsibility for quality management to professionals at every level of our organization. As a result, clients can rely on CGI's consistent on-time, on-budget services and solutions.

— 8.9/10 SATISFACTION SCORE FROM 2,400 SIGNED CLIENT ASSESSMENTS

— EXCEPTIONAL RECORD OF ON-TIME, ON-BUDGET DELIVERY

QUALITY COMMITMENT

DIRECTV, Inc. is the United States' number one satellite television service, presenting the finest television experience available to more than 18.4 million customers. Each day, DIRECTV subscribers enjoy access to over 265 channels of 100 percent digital picture and sound, exclusive programming, industry-leading customer satisfaction (which has surpassed all national cable companies for nine years running) and superior technologies.

DIRECTV partnered with CGI to gain increased insight into its customers in an effort to maintain its leading customer satisfaction rating. In the spring of 2008, CGI successfully implemented CGI's CACS® collections solution and Strata® decision engine, and now provides the ongoing maintenance of CACS. As a result of the partnership, DIRECTV has the needed tools to improve retention and build profitable customer relationships — key attributes in this economy. Due to the hosting agreement, DIRECTV is also able to focus fully on the strategic initiatives driven from the collections intelligence.

Key to the partnership is CGI's commitment to quality. CGI combines collections technology, project management experience and thought leadership with a continuous satisfaction assessment and feedback program. As a result, DIRECTV can rely on CGI's ability to help achieve quantifiable and relevant collections results.

"As the leading provider of digital television entertainment services, DIRECTV is dedicated to being on the forefront of market innovation. Through our partnership with CGI, we have significantly enhanced our collections capabilities which support our drive to gain additional insight into our customers. CGI's quality commitment, collections expertise and technology capabilities have been significant factors in helping us retain and win new business."

John Murphy
Senior Vice-President, Controller and Chief Accounting Officer
DIRECTV

As clients became more focused on improving their bottom lines this year, they turned to CGI's managed services offering. CGI's outsourcing model is differentiated in that we achieve operational excellence and enhance productivity while substantially reducing costs. By creating effective IT environments on behalf of our clients, we achieve outcomes aligned with their business objectives.

— AMONG THE TOP 10 IT/BPO PROVIDERS WITHIN THE *GLOBAL OUTSOURCING 100* RANKING

— $10.9 BILLION BACKLOG AND NET CASH POSITION



FULL OFFERING STRATEGY

Yellow Pages Group (YPG) is Canada's leading local commercial search provider and largest directory publisher. An industry leader since it published its first directory in 1908, YPG has undergone significant change during the past decade, successfully adapting to the continuous shifts in Web technology and consumer behavior. As a result, YPG owns and manages Canada's most visited online directories with sites that attract more than seven million unique visitors per month.

With information as its core business, YPG turns to CGI's full offering strategy to run the technology that is critical to its business success. In November, YPG and CGI announced the extension and expansion of a full outsourcing agreement to the end of 2019. In addition to managing the applications and infrastructure of YPG's computer network, CGI will support strategic project work, such as business intelligence, the optimization of the company's research tools, and the integration of future acquisitions.

As a result of this long-term partnership, CGI offers YPG a highly available and scalable infrastructure and helps execute its reliable search services, attracting advertisers and consumers alike. CGI helps YPG deliver the right information to the right location at the right time.

"Continuous innovation and quality, reliability and availability are core to our success. We've been benefiting from CGI's excellent service and vast IT experience for several years, so we did not hesitate to renew and extend our contract. We look forward to continuing our partnership with CGI, which will allow us to continuously adapt to the market and maintain our competitive advantage."

Yvan Proteau
Chief Information Officer
Yellow Pages Group

The **U.S. Environmental Protection Agency**'s mission is to protect human health and the environment. For more than 30 years, the EPA has partnered with CGI in various initiatives that use technology to create more transparent, accountable and efficient processes that support its mission.

Over the past few years, CGI has supported EPA on multiple projects. Among them is EPA's Financial System Modernization Project (FSMP) whereby CGI's Momentum® platform will be hosted and maintained through a managed services arrangement. With development underway, the project is set to increase integration among various systems and add new functionality to improve performance.

Other significant announcements include a seven year agreement to deliver various IT infrastructure support services and an engagement to provide support for the Central Data Exchange (CDX), a system that enables the electronic submission of environmental data between EPA and its stakeholders.

The CDX project and CGI's experience in working with EPA's state and commercial stakeholders proved especially significant this year when EPA was tasked to rapidly leverage the system to develop a central, government-wide data collection system for Recovery Act funds.

Within five months, CGI used its full breadth of capabilities to design, build, launch and host the FederalReporting.Gov system, which for the first time, allows federal, state, local and commercial entities to consistently report on how the government's money is being spent under the Act.

"The EPA is committed to ensuring an open and transparent flow of information between Americans and their government. CGI has supported us in helping EPA effectively use technology to create a more transparent and accountable government."

Linda Travers
EPA's Acting Chief Information Officer and
Assistant Administrator for the Office of Environmental Information



Eighty percent of our professionals live in clients' communities and deliver sound advice and services right where they do business. Complementing this client-proximity business model is CGI's global network of more than 5,000 resources, providing expertise from onshore, nearshore and offshore centers of excellence. As a result, we provide clients with local accountable service and global delivery value.

- 107 LOCAL OFFICES IN NORTH AMERICA, EUROPE AND ASIA
- 15 ONSHORE, NEARSHORE AND OFFSHORE GLOBAL DELIVERY CENTERS OF EXCELLENCE

LOCAL AND GLOBAL DELIVERY

Foresters has a rich 135 year tradition of sharing its financial strength with its members and their communities by providing innovative life insurance and annuity products, member benefits and community investments. To continue its leadership position, Foresters expanded its long-term partnership with CGI this year to help sustain its legacy of service excellence.

In March, Foresters and CGI announced a 10 year full IT outsourcing agreement. The agreement extended the existing infrastructure services engagement and added application maintenance and development. As Foresters sole IT services provider, CGI combines its local and global delivery model to provide onsite, onshore and offshore delivery services through centers of excellence in Toronto, Halifax and Bangalore. This blended model provides Foresters with a responsive client proximity service and global delivery, enabling it to access the best skills at the best value.

Additionally, in order to meet its growth plans, Foresters will tap into CGI's life insurance experience and thought leadership to help transform its back-office operations. As a result of the outsourcing and transformation services, Foresters will lower its operating costs while scaling its business processes and modernizing its IT systems.

"Foresters champions the well being of families through quality life insurance, unique member benefits and inspiring community activities. Our partnership with CGI helps us deliver on our purpose to our members and to their communities. We can take advantage of CGI's deep life insurance expertise and global delivery capabilities to cost-effectively achieve our goals and grow the organization."

Peter Sweers
Senior Vice President and Chief Information Officer
Foresters

MAIN LOCATIONS

Providing the best mix of local and global delivery

Strong local presence with global reach

With 26,000 members in 107 offices worldwide, CGI adheres to the fundamental belief that having a strong local presence with clients is critical to our joint success. This client-proximity business model combined with global delivery options provide clients with a strong local presence and a best-fit mix of global sourcing.

Global delivery

Our growing and unique global delivery model comprises 15 delivery centers across five countries and 5,000 members representing approximately 20 percent of our total workforce.



Global delivery centers
Local offices
Ottawa
Saguenay
Québec City
Halifax
Toronto
Montréal
Phoenix
Sherbrooke
Troy, AL
Lebanon, VA
Warsaw
Madrid
Mumbai
Hyderabad
Bangalore

North America

Europe

Asia

GLOBAL HEADQUARTERS
1130 Sherbrooke Street West
Montréal, Québec H3A 2M8
Canada
Tel.: (514) 841-3200
Fax: (514) 841-3299

CANADA
Burnaby, BC
Calgary, AB
Charlottetown, PE
Edmonton, AB
Fredericton, NB
Halifax, NS
Laval, QC
Markham, ON
Mississauga, ON
Montréal, QC
Ottawa, ON
Québec City, QC
Regina, SK
Saguenay, QC
Sherbrooke, QC
Toronto, ON
Victoria, BC
Waterloo, ON

UNITED STATES
Albany, NY
Atlanta, GA
Austin, TX
Baltimore, MD
Birmingham, AL
Boston, MA
Buffalo, NY
Chicago, IL
Cleveland, OH
Columbia, SC
Columbus, OH
Dallas, TX
Denver, CO
Fairfax, VA
Fort Worth, TX
Frankfort, KY
Honolulu, HI
Houston, TX
Juneau, AK
Lebanon, VA
Los Angeles, CA
Mayfield Heights, OH
Miami, FL
Minneapolis, MN
New Orleans, LA
New York, NY
Oakland, CA
Oklahoma City, OK
Phoenix, AZ
Rancho Cordova, CA
Redwood City, CA
Richmond, VA
Rochester, NY
Sacramento, CA
Salem, OR
San Antonio, TX
Sarasota, FL
Seattle, WA
St. Louis, MO
Tallahassee, FL
Tampa, FL
Troy, AL
Washington, DC

BELGIUM
Brussels

ENGLAND
Basingstoke
Brentwood
Bristol
Colchester
London
Milton Keynes
Stevenage
Sunderland

FRANCE
Paris

GERMANY
Düsseldorf
Munich

HUNGARY
Budapest

ITALY
Milan

NETHERLANDS
Utrecht

POLAND
Krakow
Warsaw

PORTUGAL
Lisbon

SPAIN
Madrid
Malaga

SWEDEN
Stockholm

AUSTRALIA
Canberra
Melbourne
Sydney

INDIA
Bangalore
Hyderabad
Mumbai

SINGAPORE

For a complete list of CGI's worldwide offices, please visit www.cgi.com.

THE CGI MANAGEMENT FOUNDATION

ISO 9001

<table>
<tr><td colspan="10">Dream, Mission, Vision, Values, Quality Policies, Strategic Directions & Plans</td></tr>
<tr><td colspan="10">Governance Policies, Management Frameworks, HR Policies, Financial Policies & Organizational Model</td></tr>
<tr><td colspan="9">Business Unit Processes</td><td>Corporate Processes</td></tr>
<tr><td colspan="8">Client Partnership Management Framework</td><td rowspan="2">Member Partnership Management Framework</td><td rowspan="2">Shareholder Partnership Management Framework</td></tr>
<tr><td>Proposal</td><td colspan="2">Contract</td><td colspan="2">Management Plan</td><td colspan="2">Delivery</td><td>Closing</td></tr>
<tr><td colspan="2">Technology Management
TIER 1</td><td colspan="2">Application Management
TIER 2</td><td colspan="2">System Integration & Development
TIER 3</td><td colspan="2">Business Process Services
TIER 4</td><td>Career and leadership development
Integration
Performance assessment
Communications</td><td>Relationship management
Governance
Communications</td></tr>
<tr><td colspan="8">Client Satisfaction Assessment Program</td><td>Member Satisfaction Assessment Program</td><td>Shareholder Satisfaction Assessment Program</td></tr>
</table>

Leadership team

Corporate Services

Serge Godin*
Founder and
Executive Chairman of the Board

André Imbeau*
Founder
Executive Vice-Chairman
of the Board and
Corporate Secretary

Michael E. Roach*
President and
Chief Executive Officer

David Anderson*
Executive Vice-President and
Chief Financial Officer

André Bourque*
Executive Vice-President and
Chief Legal Officer

Julie Godin
Vice-President, Human
Resources, Leadership and
Organizational Development

Lorne Gorber
Vice-President
Global Communications and
Investor Relations

Luc Pinard*
Executive Vice-President
Chief Technology and
Quality Officer

Daniel Rocheleau*
Executive Vice-President and
Chief Business Engineering Officer

Claude Séguin*
Senior Vice-President
Corporate Development and
Strategic Investments

Canada

Hicham Adra
Senior Vice-President and
General Manager
Ottawa and Innovapost

Réjean Bernard
Senior Vice-President
Technologies and
Infrastructure Practices

William Clark
Senior Vice-President
Western Canada

Jamie Holland
Senior Vice-President
Greater Toronto

Bernard Labelle
Senior Vice-President
Québec City

Marie T. MacDonald
Senior Vice-President
Sales and Client Delivery
Management
Technologies and Infrastructure

Jay MacIsaac
Senior Vice-President
Atlantic Canada

Eva Maglis*
Senior Vice-President and
General Manager
Technologies and Infrastructure

Claude Marcoux*
Senior Vice-President and
General Manager
Québec and Ottawa

Doug McCuaig*
Senior Vice-President and
General Manager
Ontario, Atlantic and
Western Canada

Warren White
Senior Vice-President
Global Business Engineering

* Member of the Management Committee

The CGI Management Foundation represents the architecture of our management approach. It governs how we deliver services to clients, how we interact with our members and how we respond to shareholder requirements—and it measures the satisfaction level of all three constituents. This allows us to gauge the success of our initiatives, take preventive action before issues arise and evolve in the spirit of continuous improvement that has been the hallmark of CGI since its beginning.

The CGI Management Foundation helps us maintain the best equilibrium between the needs of all our stakeholders. As such, it is at the heart of our strategy for profitable growth.

United States, Europe and Asia

Donna Morea*
President
U.S., Europe and Asia

Robert Hannum
Senior Vice-President
U.S. Northeast

Peter Ihrig
Senior Vice-President
U.S. Central and South

Michael Keating
Senior Vice-President
U.S. West

Paul Raymond
Senior Vice-President
Business Engineering, U.S.

Donna A. Ryan
Senior Vice-President
CGI Federal

George Schindler*
President
CGI Federal

Richard Schmitz
Senior Vice-President
Government BPS

Nazzic Turner*
Senior Vice-President and
General Manager
U.S. Enterprise Markets

Jose Carlos Rodriguez Arroyo
Vice-President
Southern Europe

S. (Chandra) Chandramouli
Vice-President
India

Klaus Elix
Senior Vice-President
Central Europe

Timothy Gregory
Senior Vice-President
Northern Europe

Dave Hudson
Vice-President
Australia

Peter Smith-Cullen
Vice-President
Business Engineering
Europe

Pierre Turcotte
Senior Vice-President and
General Manager
France

Board of directors

Claude Boivin (b)
Director since 1993
Director of Companies

Bernard Bourigeaud (b)
Director since 2008
Director of Companies

Jean Brassard (c)
Director since 1978
Director of Companies

Claude Chamberland (b)
Director since 1998
Director of Companies

Robert Chevrier (a, b)
Director since 2003
Lead Director and Chair of the
Human Resources Committee
President
Roche Management Co. Inc.

Thomas D'Aquino (c)
Director since 2006
Chief Executive and President
Canadian Council of
Chief Executives

Paule Doré (c)
Director since 1995
Director of Companies

Richard B. Evans (a)
Director since 2009
Chairman of the Board
Abitibi Bowater Inc.

Serge Godin
Director since 1976
Founder and Executive Chairman
of the Board, CGI

André Imbeau
Director since 1976
Founder, Executive
Vice-Chairman of the Board and
Corporate Secretary, CGI

David L. Johnston (c)
Director since 1995
Chair of the Corporate
Governance Committee
President and Vice Chancellor
University of Waterloo

Eileen A. Mercier (a)
Director since 1996
Chair of the Audit and Risk
Management Committee
Director of Companies

Michael E. Roach
Director since 2006
President and
Chief Executive Officer, CGI

Gerald T. Squire (a)
Director since 2003
Director of Companies

(a) Member of the Audit and Risk Management Committee
(b) Member of the Human Resources Committee
(c) Member of the Corporate Governance Committee

SHAREHOLDER INFORMATION

SHAREHOLDER INFORMATION LISTING

Toronto Stock Exchange
April 1992: GIB.A
New York Stock Exchange
October 1998: GIB

Number of shares outstanding as at
September 30, 2009:
267,278,110 Class A subordinate shares
33,608,159 Class B shares

High/low of share price
from October 1, 2008,
to September 30, 2009:
TSX (CDN$): 13.30 / 8.30
NYSE (US$): 12.66 / 6.63

The certifications by CGI's Chief Executive Officer and Chief Financial Officer concerning the quality of the Company's public disclosure pursuant to Canadian regulatory requirements are filed in Canada on SEDAR (www.sedar.com). Similar certifications pursuant to Rule 13a-14 of the U.S. Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are exhibits to our Form 40-F filed on EDGAR (www.sev.gov). The Company has also filed with the New York Stock Exchange the certification required by Section 303A.12 of the exchange's Listed Company Manual.

CGI's corporate governance practices do not differ in any significant way from those required of domestic companies under New York Stock Exchange listing standards and they are set out in the CGI Management Proxy Circular, which is filed with Canadian and U.S. securities authorities and is therefore available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), respectively, as well as on CGI's Web site (www.cgi.com).

AUDITORS

Deloitte & Touche LLP

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1 800 564-6253

INVESTOR RELATIONS

For further information about the Company, additional copies of this report or other financial information, please contact:

Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
Montréal, Québec H3A 2M8
Canada
Tel.: 514-841-3200

You may also contact us by visiting the Investors section on the Company's Web site at www.cgi.com.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Wednesday, January 27, 2010
at 11:00 a.m.
Omni Mont-Royal Hotel
Saisons A & B
1050 Sherbrooke West
Montréal, Québec

CGI presents a live webcast of its Annual General Meeting of Shareholders via the Internet at www.cgi.com/investors. Complete instructions for viewing the webcast will be available on CGI's Web site. To vote by phone or by using the Internet, please refer to the instructions provided in the CGI Management Proxy Circular.

This annual report is also on the Internet at www.cgi.com/investors.

Le rapport annuel 2009 de CGI est aussi publié en français.

PRINTED IN CANADA DESIGN: WWW.ARDOISE.COM

THE CGI CONSTITUTION

OUR DREAM

To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.

OUR MISSION

To help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world class IT and business process services company.

OUR VISION

To be a world class IT and business process services leader helping our clients win and grow.

OUR VALUES

Partnership and quality

For us, partnership and quality are both a philosophy and a way of life. We develop and follow the best management practices and we entrench these approaches into client relationships and service delivery frameworks in order to foster long term and strong partnerships with our clients. We listen to our clients and we are committed to their total satisfaction in everything we do.

Objectivity and integrity

We exercise the highest degree of independent thinking in selecting the products, services and solutions we recommend to clients. In doing so, we adhere to the highest values of quality, objectivity and integrity. Consequently, strict rules of business and professional conduct are applied. We do not accept any remuneration from suppliers.

Intrapreneurship and sharing

Our success is based on the competence, commitment and enthusiasm of our members. Therefore, we promote a climate of innovation and initiative where we are empowered with a sense of ownership in supporting clients, thus ensuring the firm's profitable growth. Through teamwork, sharing our know-how and expertise, we bring the best of CGI to our clients. As members, we share in the value we create through equity ownership and profit participation.

Respect

As a global company, we recognize the richness that diversity brings to the company and welcome this diversity while embracing the overall CGI culture. In all we do, we are respectful of our fellow members, clients, business partners and competitors.

Financial strength

We strive to deliver strong, consistent financial performance, which sustains long term growth and rewards our members and shareholders. Financial strength enables us to continuously invest and improve services and business solutions to the benefit of our clients. To this end, we manage our business to generate industry superior returns.

Corporate social responsibility

Our business model is designed to ensure that we are close to our clients and communities. We embrace our social responsibilities and contribute to the continuous development of the communities in which we live and work.



CGI Group Inc.

2009 Annual Report

CGI’s 2009 Annual Report is comprised
of two separate volumes:

Volume 1: *Strong Fundamentals Generate Great Opportunities*

&

Volume 2: *Numbers*

Volume 2 of the Annual Report follows this page.

(this page does not form part of the Annual Report)

2009_annual report

NUMBERS


CGI

_experience the commitment™

Contents

Financial Highlights


Revenue
In billions of dollars
3.63
3.71
3.83
07
08
09
Earnings from continuing operations
In millions of dollars
235.6
298.3
315.2
07
08
09
Earnings from continuing operations margin
In percentage
6.5
8.0
8.2
07
08
09


Diluted EPS from continuing operations
In dollars
0.70
0.92
1.02
07
08
09
Contract backlog
In billions of dollars
11.70
11.65
10.89
07
08
09
New contract bookings
In billions of dollars
3.19
4.15
4.06
07
08
09


Cash provided by continuing operating activities
In millions of dollars
544.1
355.7
630.2
07
08
09
Net debt to capitalization
In percentage
16.8
14.0
N/A
07
08
09
Number of shares outstanding at year end
In millions of shares
324.8
308.4
300.9
07
08
09

For the years ended September 30	2009	2008	2007
In thousands of Canadian dollars, except share data, ratios and percentages	$	$	$
Financial performance			
Revenue	**3,825,161**	3,705,863	3,633,945
Adjusted EBIT[1]	**460,741**	430,486	406,485
Adjusted EBIT margin	**12.0%**	11.6%	11.2%
Earnings from continuing operations	**315,158**	298,266	235,551
Basic earnings per share from continuing operations	**1.03**	0.94	0.71
Diluted earnings per share from continuing operations	**1.02**	0.92	0.70
Net earnings	**316,466**	293,132	237,294
Basic earnings per share	**1.03**	0.92	0.72
Diluted earnings per share	**1.02**	0.90	0.71
Net earnings (under US GAAP)[2]	**314,188**	276,048	239,247
Basic earnings per share (under US GAAP)[2]	**1.02**	0.87	0.73
Diluted earnings per share (under US GAAP)[2]	**1.01**	0.86	0.72
Cash flow from continuing operating activities	**630,244**	355,670	544,115
Financial position			
Total assets	**3,899,910**	3,680,558	3,471,861
Shareholders' equity	**2,275,254**	1,997,001	1,815,559
Shareholders' equity per common share	**7.56**	6.48	5.59
Working capital	**388,950**	81,850	123,706
Current ratio	**1.51**	1.10	1.16
Long-term debt (current and long-term portions)	**283,130**	391,091	473,191
Net debt to capitalization ratio[3]	**N/A**	14.0%	16.8%

				Fiscal 2009				Fiscal 2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Quarterly financial results								
Revenue	**926,051**	**950,419**	**948,319**	**1,000,372**	929,198	950,468	930,770	895,427
Adjusted EBIT	**126,128**	**113,135**	**107,250**	**114,228**	105,255	111,091	108,516	105,624
Adjusted EBIT margin	**13.6%**	**11.9%**	**11.3%**	**11.4%**	11.3%	11.7%	11.7%	11.8%
Net earnings	**82,550**	**76,530**	**77,667**	**79,719**	73,586	77,989	68,877	72,680
Basic earnings per share	**0.27**	**0.25**	**0.25**	**0.26**	0.24	0.25	0.21	0.22
Diluted earnings per share	**0.27**	**0.25**	**0.25**	**0.26**	0.23	0.24	0.21	0.22
Cash flow from continuing operating activities	**192,450**	**170,894**	**187,299**	**79,601**	82,942	105,882	45,869	120,977

1 Adjusted EBIT represents earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expenses, and non-controlling interest, net of income taxes.

2 The reconciliation between US and Canadian Generally Accepted Accounting Principles is provided in Note 29 to the consolidated financial statements.

3 The net debt to capitalization ratio represents the proportion of long-term debt, including the impact of the fair value of forward contracts, net of cash and cash equivalents over the sum of shareholders' equity and long-term debt. As at September 30, 2009, our net debt was negative because our cash balance was greater than our long-term debt.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the year ended September 30, 2009

November 9, 2009

Basis of Presentation

This Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is responsible for ensuring that we fulfill our fiduciary duties to our shareholders and is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as "CGI", "we", "our" or "Company". This MD&A provides information management believes is relevant to an assessment and understanding of the audited consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2009, 2008, and 2007. CGI's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from generally accepted accounting principles in the United States of America ("US GAAP"). Our reconciliation of results reported in accordance with GAAP to US GAAP can be found in Note 29 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

The following are the three primary objectives of this MD&A:

- Provide a narrative explanation of the consolidated financial statements through the eyes of management;
- Provide the context within which the consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company's business; and
- Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Corporate Overview — includes a description of our business and how we generate revenue as well as the markets in which we operate. In addition, we also summarize significant developments and certain financial highlights for the year;

Financial Review — discusses year-over-year changes to operating results for the years ended September 30, 2009, 2008 and 2007, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography and vertical market;

Liquidity and Capital Resources — discusses changes in cash flows from operating, investing and financing activities and describes the Company's liquidity and available capital resources;

Critical Accounting Estimates and Risks and Uncertainties — explains the areas in the financial statements where critical estimates and assumptions are used to calculate amounts in question. We have also included a discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are "forward-looking information" within the meaning of section 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI's Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company's Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures

The reader should note that the Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used:

1. Earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expenses, and non-controlling interest, net of income taxes ("adjusted EBIT");
2. Constant currency growth;
3. Days Sales Outstanding ("DSO");
4. Return on Invested Capital ("ROIC");
5. Return on Equity ("ROE");
6. Net Debt to Capitalization ratio;
7. Backlog;
8. Bookings; and
9. Book-to-Bill ratio.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company's financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

A reconciliation of adjusted EBIT to its closest GAAP measure can be found on page 16. Definitions of bookings, backlog, constant currency growth, DSO and net debt to capitalization are provided on pages 9 and 10. A discussion of bookings and book-to-bill ratios can be found on page 10 while ROIC and ROE are discussed on page 21.

Restatement of Prior Periods

During the fiscal year, CGI adopted CICA Handbook section 3064, "Goodwill and Intangible Assets" retrospectively, with restatement of prior periods. This MD&A reflects the impacts of these restatements on the audited consolidated financial statements for the fiscal years 2009, 2008, and 2007. The impacts of the restatements are immaterial. Please refer to Note 2a of our consolidated financial statements for further details.

TRANSFER AGENT
Computershare Trust Company of Canada
(800) 564-6253

INVESTOR RELATIONS
Lorne Gorber
Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com

Corporate Overview

ABOUT CGI

Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (commonly referred to as IT services) and business process services ("BPS") to clients worldwide, utilizing a highly customized, cost efficient delivery model. CGI and its affiliated companies have approximately 26,000 professionals in 16 countries. The Company's delivery model provides for work to be carried out onsite at client premises, or through one of its centres of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

- **Consulting** — CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
- **Systems integration** — CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients' strategic needs.
- **Management of IT and business functions ("outsourcing")** — Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best-suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients' operations. We also integrate clients' operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.

CGI offers its end-to-end services to a focused set of industry vertical markets ("verticals") where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients' business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include: a) government and healthcare — helping organizations improve the performance of mission-critical functions through the innovative use of information technology; b) financial services — helping clients grow and increase profitability by adopting solutions that support integrated customer-focused operations; c) telecommunications and utilities — helping providers deliver new revenue streams while improving productivity and client service; d) retail and distribution — establishing flexible and customer-centered operating models that help clients lower costs and increase profitability; and e) manufacturing — helping clients leverage information technology to better manage the entire product lifecycle.

Our 100+ proprietary business solutions help shape opportunities and drive incremental value for our clients. Examples of these include ERP solutions, credit and debt collections, tax and spend management, claims auditing and fraud detection, and energy management.

We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and maintained the International Organization for Standardization ("ISO") quality program. We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients' needs. As a measure of the scope of our ISO program, approximately 98% of our revenue was generated by business units having successfully obtained certification.

Our operations are managed in three operating segments ("reporting segments" or "segments"), in addition to Corporate services, namely: Canada, United States of America and India ("U.S."), and Europe and Asia Pacific ("Europe"). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centres of excellence.

VISION AND STRATEGY

Most companies begin with a business vision, but CGI began with a dream: to create an environment in which members enjoy working together and, as owners, contribute to building a company they can be proud of. That dream led to CGI's vision of being a world-class IT and BPS leader, helping its clients win and grow. Our build and buy strategy is refined through a four-pillar growth strategy that combines organic growth and acquisitions. CGI has been and will continue to be a consolidator in the IT services industry.

The first two pillars of our strategy focus on organic growth. The first focuses on smaller contract wins, renewals and extensions. The second involves the pursuit of new large, long-term outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass.

The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our service offerings.

The fourth pillar involves the pursuit of transformational acquisitions focused on expanding our geographic presence and critical mass. This approach further enables us to strengthen our qualifications to compete for large outsourcing contracts.

Throughout its history, CGI has been highly disciplined in following this four-pillar growth strategy, with an emphasis on earnings accretion and maximizing shareholder value. Currently, our key growth target markets are the U.S. and Europe.

COMPETITIVE ENVIRONMENT

As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing for some or all of the services we provide.

Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available globally to our clients.

To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical industry knowledge and expertise are required. Our client proximity metro markets business model combined with our global delivery model results in highly responsive and cost competitive delivery. CGI's global delivery model provides clients with a unique blend of onshore, nearshore and offshore delivery options that caters to their strategic and cost requirements. CGI also has a number of leading business solutions that support long-term client relationships. Moreover, all of CGI's business operations are executed based on the same management foundation, ensuring consistency and cohesion across the company.

There are many factors involved in winning and retaining IT and BPS contracts in today's global market, including the following: total cost of services; ability to deliver; track record; vertical market expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favourably with its competition with respect to all of these factors.

In summary, CGI's competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five vertical markets covering the majority of global IT spending; a unique global delivery model, which includes industry leading delivery capabilities; a disciplined management foundation; and our focus on client satisfaction which is supported by our client proximity business model. Based on this value proposition and CGI's growing critical mass in our three main markets—Canada, the U.S. and Europe and Asia Pacific, collectively covering approximately 76% of global IT spending—we are in a position to compete effectively on an international scale and win large contracts.

2009 HIGHLIGHTS

Recent economic events have underscored the need to focus on the fundamentals—delivering projects on time and on budget, generating cash, managing costs, diligently paying down our debt and channeling business development efforts to achieve our profitable growth strategy. CGI's discipline in adhering to these fundamentals has allowed us to maintain industry leading margins through challenging times. Moreover, we responded to our clients' need for lower cost alternatives by continuously investing in our existing centres of excellence and opening a new centre in Troy, Alabama, U.S.A. We also leveraged the economic downturn by presenting a service portfolio—Solutions for Tough Economic Times, to produce the quick return on investment clients needed to address budget reductions or deficits, increased expenses and workforce reductions. Highlights for the year are:

- Bookings over $4 billion, exceeding our target of 100% book-to-bill ratio;
- Revenue of $3.8 billion, an increase of 3.2% year-over-year;
- The cost of services, selling and administrative expenses as a percentage of revenue was lowered to 82.9% from 83.9% in the prior year;
- Higher adjusted EBIT margin, earnings from continuing operations margin, and net earnings margin compared to fiscal 2008 and 2007;
- Both basic and diluted EPS from continuing operations grew more than 9.6% compared to fiscal 2008;
- DSO improved to 39 days from 50 days a year ago;
- Generated cash of $630 million from continuing operations, an improvement of $275 million over 2008;
- Finished the year with cash of $343 million which was in excess of long-term debt by $60 million.

As part of its build and buy strategy, the Company's strategic expansion plans call for its profitable growth targets to be evenly split between acquisition and organic growth. Using our investment criteria, the Company reviewed several acquisition opportunities in fiscal 2009, but ultimately chose not to proceed because of timing, alignment or price considerations.

Capital Stock and Options Outstanding (as at November 5, 2009)

263,403,630 Class A subordinate shares
33,608,159 Class B shares
36,416,172 options to purchase Class A subordinate shares

Fiscal 2009 Trading Summary

CGI's shares are listed on the Toronto Stock Exchange ("TSX") (stock quote — GIB.A) and the New York Stock Exchange ("NYSE") (stock quote — GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and recently, in the Dow Jones Sustainability Index.

TSX	(CDN$)
Open:	9.30
High:	13.30
Low:	8.30
Close:	12.54

NYSE	(US$)
Open:	8.80
High:	12.66
Low:	6.63
Close:	11.69

Canadian* average daily trading volumes:	1,239,252
U.S. average daily trading volumes:	191,214

* Includes the average daily volumes of both the TSX and Alternative Trading Systems.

CGI Stock Prices (TSX) for Fiscal 2009


$ CDN
14.00
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9.00
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$13.30
September 23, 2009
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Share Repurchase Program

On January 27, 2009, the Company's Board of Directors authorized the renewal of the Normal Course Issuer Bid ("NCIB") and the purchase of up to 10% of the public float of the Company's Class A subordinate shares during the next year. The Company received approval from the TSX for its intention to make a NCIB. The NCIB enables CGI to purchase, on the open market, through the facilities of the TSX, up to 26,970,437 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2009 and ending on the earlier of February 8, 2010, or when the Company completes its maximum number of shares allowed to be purchased, or elects to terminate the bid.

During 2009 fiscal year, the Company repurchased 9,525,892 of its Class A subordinate shares for $99.9 million at an average price, including commissions, of $10.49, under the current and previous NCIB.

Overview of the Fiscal Year

KEY PERFORMANCE MEASURES

We use a combination of financial measures, ratios and non-GAAP measures to assess our company's performance. The table below summarizes our most relevant key performance measures. The calculated results and discussion of each indicator follow in the subsequent sections.

Profitability	– Adjusted EBIT — is a measure of earnings before items not directly related to the cost of operations, such as financing costs, income taxes and non-controlling interest (see definition on p. 10). Management believes this best reflects the profitability of our operations. – Diluted earnings per share from continuing operations — is a measure of earnings generated for shareholders on a per share basis, assuming all in-the-money options outstanding are exercised.
Liquidity	– Cash provided by continuing operating activities — is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy. – Days sales outstanding — is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to maintaining a DSO below its 45-day Company target.
Growth	– Constant currency growth — is a measure of revenue growth before foreign currency impacts. We believe that it is helpful to adjust revenue to exclude the impact of changes to better understand trends in the business. – Backlog — represents management's best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time. – Book-to-Bill ratio — is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the Company's business development efforts to ensure we grow our backlog and the business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.
Capital Structure	– Net Debt to Capitalization ratio — is a measure of our level of financial leverage net of our cash position. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength. – Return on Equity — is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company's shareholders and how well the Company uses investment funds to generate earnings growth. – Return on Invested Capital — is a measure of the Company's efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

SELECTED ANNUAL INFORMATION

As at and for the years ended September 30	2009	2008	2007	Change 2009/2008	Change 2008/2007
Backlog[1] (in millions of dollars)	**10,893**	11,645	11,696	**–6.5%**	–0.4%
Bookings (in millions of dollars)	**4,059**	4,145	3,190	**–2.1%**	29.9%
Revenue					
Revenue (in '000 of dollars)	**3,825,161**	3,705,863	3,633,945	**3.2%**	2.0%
Constant currency growth[2]	**–1.9%**	5.3%	7.4%		
Profitability					
Adjusted EBIT[3] margin	**12.0%**	11.6%	11.2%		
Earnings from continuing operations (in '000 of dollars)	**315,158**	298,266	235,551	**5.7%**	26.6%
Earnings from continuing operations margin	**8.2%**	8.0%	6.5%		
Net earnings (in '000 of dollars)	**316,466**	293,132	237,294	**8.0%**	23.5%
Net earnings margin	**8.3%**	7.9%	6.5%		
Basic EPS from continuing operations (in dollars)	**1.03**	0.94	0.71	**9.6%**	32.4%
Diluted EPS from continuing operations (in dollars)	**1.02**	0.92	0.70	**10.9%**	31.4%
Basic EPS (in dollars)	**1.03**	0.92	0.72	**12.0%**	27.8%
Diluted EPS (in dollars)	**1.02**	0.90	0.71	**13.3%**	26.8%
Balance sheet (in '000 of dollars)					
Total assets	**3,899,910**	3,680,558	3,471,861	**6.0%**	6.0%
Long-term financial liabilities[4]	**302,741**	326,916	516,470	**–7.4%**	–36.7%
Net debt[5]	**(66,034)**	332,199	384,312	**–119.9%**	–13.6%
Total long-term liabilities before clients' funds obligations	**527,401**	545,967	736,753	**–3.4%**	–25.9%
Cash generation / financial structure					
Cash provided by continuing operating activities (in '000 of dollars)	**630,244**	355,670	544,115	**77.2%**	–34.6%
Net debt to capitalization ratio[5]	**N/A**	14.0%	16.8%		
Days sales outstanding[6]	**39**	50	42	**–22.0%**	19.0%

1 Backlog includes new contract wins, extensions and renewals ("bookings"), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Please refer to section below for more details.

2 Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 13 for details.

3 Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 16.

4 Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.

5 The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents ("net debt") over the sum of shareholders' equity and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. As at September 30, 2009, our net debt was negative because our cash balance was greater than our long-term debt.

6 Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the latest quarter's revenue over 90 days.

FINANCIAL REVIEW

Bookings and Book-to-Bill Ratio

The Company achieved a book-to-bill ratio of 106% for the year. Book-to-bill is stated as a proportion of total bookings to revenue for the period. Of the $4.1 billion in bookings signed during the year, 52% came from new business, while 48% came from extensions and renewals.

Our largest verticals for bookings were government & healthcare and financial services, making up approximately 46% and 41% of total bookings, respectively. From a geographical perspective, the U.S. made up 58% of total bookings, followed by Canada at 33% and Europe at 9%.

We provide information regarding bookings because we believe doing so provides useful information regarding changes in the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from quarter to quarter. Due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client, the values initially booked may change over time. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company's management to measure growth.

Significant Bookings in the Year

Announcement Date	Client	Duration	Value
October 14, 2008	Federal Communications Commission	10 years	US$25 million
	Federal Communications Commission selected CGI as the prime contractor to provide its Momentum® financial management software and Financial Management Line of Business hosting solution as a part of the agency's Core Financial System Replacement initiative.		
October 20, 2008	North Carolina Department of Revenue	Three years	US$55.3 million
	CGI will help improve state tax administration by building a second-generation integrated tax management solution that employs commercial off-the-shelf products configured specifically for the Department of Revenue's needs.		
March 10, 2009	Cigna	Multi-year	US$35 million per year
	CGI will assume responsibility for maintaining service delivery for applications supporting claims, billing, banking, sales and underwriting, enrollment and eligibility, and reinsurance.		
March 17, 2009	Centers for Medicare & Medicaid Services	Five and one-half years	US$135 million
	CGI was awarded the Medicare Advantage & Part D Maintenance and Enhancement Services contract for updating and enhancing the system's performance and scalability.		
March 25, 2009	Foresters	10 years	$182 million
	CGI will deliver IT application maintenance and development services from its centres of excellence in Toronto, Halifax and Bangalore while IT infrastructure services including data centre mainframe, voice communications, IT help desk and distributed computing services will be delivered from its centres in Ontario.		
April 7, 2009	General Services Administration	Five years	US$43 million
	CGI will update the agency's legacy billing and accounts receivable modules. Full life cycle services and infrastructure hosting are included in this contract.		
April 8, 2009	Environmental Protection Agency	Three years	US$67 million
	CGI has been selected by the U.S. Environmental Protection Agency to provide support for the Central Data Exchange, the point of entry for the transmission of environmental data to EPA on the national Environmental Information Exchange Network.		
April 17, 2009	State of Louisiana	Three years	US$40 million
	CGI is to deliver IT operations and service management to support Louisiana's ongoing Road Home Program. To successfully manage the complex series of IT interactions that support the Road Home program, the CGI team will deliver application maintenance, user support, data warehouse services and reporting, as well as disaster recovery and continuity of operations planning.		
May 14, 2009	General Services Administration ("GSA")	Five years	US$52 million
	CGI is to provide operations and maintenance support and software upgrades for the agency's Pegasys financial management application. GSA's Pegasys financial management system, which is hosted in CGI's Phoenix data centre, is based on CGI's market leading Momentum® financial management software. It supports users from 11 regions across the country and the processing of nearly 20 million transactions totaling over US$24 billion annually. Under this contract, CGI will provide project management, production support, testing, development and implementation support as well as software upgrades and maintenance.		
July 29, 2009	Commonwealth of Virginia	Until June 2016	US$70 million
	Contract is extended for CGI's award-winning Electronic Procurement System (eVA). Since CGI initially implemented the system in 2001, the Commonwealth used eVA to purchase $20 billion of products and services, with $11.6 billion purchased from small, minority or women-owned business, while saving the state and taxpayers more than $280 million.		
August 27, 2009	Government of Canada	Four-year extension	$78 million
	The Company has been working with Public Works and Government Services Canada to define, scope and implement Results Base Services through a CGI managed services delivery model.		
October 9, 2009	General Services Administration	Five years	US$32 million
	CGI is to provide data centre hosting and application management support of GSA's Integrated Financial System, which is based on CGI's Momentum® Financials software. This contract was signed prior to and announced subsequent to our year end.		
October 13, 2009	Daimler Financial Services ("DFS")	Five-year extension	Not released
	CGI provides a full end-to-end applications management service for international Vehicle Asset Financing providing DFS with a cost-effective service to streamline and standardize its business processes, while at the same time maximizing operational savings by utilizing CGI's industry leading outsourcing services. This contract was signed prior to and announced subsequent to our year end.		

Foreign Exchange

The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. However, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by GAAP.

The following tables show the variations of the closing and average exchange rates for our primary operating foreign currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at September 30 for the following fiscal years:

	2009	2008	2007	**Change 2009/2008**	Change 2008/2007
U.S. dollar	**1.0722**	1.0599	0.9963	**1.2%**	6.4%
Euro	**1.5686**	1.4923	1.4166	**5.1%**	5.3%
Indian rupee	**0.0223**	0.0228	0.0251	**–2.2%**	–9.2%
British pound	**1.7158**	1.8868	2.0313	**–9.1%**	–7.1%

We used the average foreign exchange rates below to value our revenues, expenses, and bookings:

	2009	2008	2007	**Change 2009/2008**	Change 2008/2007
U.S. dollar	**1.1804**	1.0093	1.1134	**17.0%**	–9.3%
Euro	**1.5944**	1.5176	1.4809	**5.1%**	2.5%
Indian rupee	**0.0242**	0.0246	0.0262	**–1.6%**	–6.1%
British pound	**1.8235**	1.9877	2.1921	**–8.3%**	–9.3%

Revenue Distribution

The following charts provide additional information regarding our revenue mix for the year:


42
58


57
36
7


34
33
6
12
15

By Contract Type

Management of IT and business functions (outsourcing)	**58%**
IT services	47%
BPS	11%
Systems integration and consulting	**42%**



By Geography

Canada	**57%**
U.S.	**36%**
Europe	**7%**

By Vertical Market

Government and healthcare	**34%**
Financial services	**33%**
Telecommunications and utilities	**15%**
Retail and distribution	**12%**
Manufacturing	**6%**

Revenue Variation and Revenue by Segment

The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the 2009 and 2008 periods. The 2008 and 2007 revenue by segment is recorded reflecting the actual foreign exchange rates of each respective year.

For the years ended September 30 (in '000 of dollars except for percentages)	2009	2008	2007	Change 2009/2008	Change 2008/2007
Revenue	3,825,161	3,705,863	3,633,945	3.2%	2.0%
Constant currency growth	–1.9%	5.3%	7.4%		
Foreign currency impact	5.1%	–3.3%	–0.3%		
Variation over previous year	3.2%	2.0%	7.1%		
Canada revenue prior to foreign currency impact	2,172,441	2,335,566	2,251,326	–7.0%	4.0%
Foreign currency impact	7,218	–	–		
Canada revenue	2,179,659	2,335,566	2,251,326	–6.7%	3.7%
U.S. revenue prior to foreign currency impact	1,178,329	1,086,513	1,115,449	8.5%	7.3%
Foreign currency impact	183,458	–	–		
U.S. revenue	1,361,787	1,086,513	1,115,449	25.3%	–2.6%
Europe revenue prior to foreign currency impact	285,047	283,784	267,170	0.4%	7.4%
Foreign currency impact	(1,332)	–	–		
Europe revenue	283,715	283,784	267,170	0.0%	6.2%
Revenue	3,825,161	3,705,863	3,633,945	3.2%	2.0%

Fiscal 2009 was marked by widespread economic difficulties, the ripples of which reached economies globally. Looking at the year in review, our first quarter was very strong, reaching one billion dollars of revenue, followed by three consecutive quarters where our clients felt the pressures of the economic downturn.

This downturn has caused a number of our clients to adopt a cautious approach, conserving cash and revisiting investment decisions with a focus on addressing near term profitability and cash flow pressures. We have seen them shift their buying behaviour from investing in systems integration and consulting projects to investing in long-term outsourcing or managed services arrangements. This shift has resulted in our systems integration and consulting ("SI&C") revenue being impacted as some clients have suspended or stretched out their in-flight projects, deferred the kick-off of their new projects, chosen to have the same services delivered out of our global delivery centres, or re-evaluated their capital and operating budgets; all focused on providing an immediate relief to their margin challenges. These reactions, depending on the geography or vertical markets, have resulted in a reduction in our short-term project oriented revenues offset by an increase in bookings of long-term outsourcing or managed services contracts. The revenue streams for these long-term contracts will only start to be realized once the work has been transitioned to us which would normally follow three to six months after the execution of the contract.

For fiscal 2009, revenue was $3,825.2 million, an increase of $119.3 million or 3.2% compared to fiscal 2008. On a constant currency basis, revenue decreased by 1.9% year-over-year. This decrease was more than offset by the net favourable impact of foreign currency exchange rate fluctuations in the amount of $189.3 million or 5.1%, mainly due to the strengthening of the U.S. dollar. On a constant currency basis, the government & healthcare and financial services verticals increased by 8% and 7% over fiscal 2008, respectively. Decreases occurred in our telecommunications and utilities vertical as well as in our manufacturing vertical, representing a 29% and 6% respective decrease year-over-year.

For fiscal 2008, revenue was $3,705.9 million, an increase of $71.9 million or 2.0% compared to fiscal 2007. On a constant currency basis, revenue increased by 5.3% compared to fiscal 2007. The unfavourable impact of foreign currency fluctuations amounted to $118.4 million or 3.3%, mainly due to U.S. dollar fluctuations. On a constant currency basis, the largest growth in our vertical markets was from telecommunications and utilities (13%), retail and distribution (8%) and financial services (3%).

CANADA

For the year ended September 30, 2009, revenue from our Canada operating segment was $2,179.7 million, representing a decrease of $155.9 million or 6.7% over fiscal 2008. Of this decrease, approximately $92.0 million related to the non-renewal of a low margin contract, while the remainder related to various other clients having chosen to defer IT project spending or alternatively, have opted to have their services delivered through our offshore capabilities. However, we have seen the continued demand for our long-term outsourcing and managed services since our broad portfolio of services have assisted our clients in remaining competitive through challenging times and allowed them to focus on their core business.

For the year ended September 30, 2008, revenue from our Canada operating segment was $2,335.6 million, an increase of $84.2 million or 3.7% over 2007. On a constant currency basis, revenue grew by 4.0% or $89.5 million when compared to fiscal 2007. The growth was driven primarily by higher revenue from our SI&C activities, mainly in our telecommunications and utilities, retail and distribution, and financial services vertical markets, slightly offset by the completion of certain isolated outsourcing contracts.

U.S.

For the year ended September 30, 2009, our U.S revenue was $1,361.8 million, an increase of $275.3 million or 25.3% when compared to last year. The favourable impact of foreign currency fluctuations accounted for $183.5 million. On a constant currency basis, revenue increased by $91.8 million or 8.5% over the last year. The value proposition of our suite of solutions continues to be well received by our clients across our targeted vertical markets with particular interest to those in financial services and government & healthcare. Similar to our Canadian segment, we have seen cautious behaviour from certain U.S. clients as they have either deferred the start-up of new projects or re-prioritized discretionary IT spending. Decreases from such clients were completely offset by growth with existing government contracts and new contracts from both financial services and government & healthcare clients, some of which are highlighted on page 11.

For the fiscal year ended September 30, 2008, U.S revenue increased by 7.3% or $80.9 million on a constant currency basis when compared to the same period of 2007. The unfavourable impact of foreign currency fluctuations represented $109.9 million or 9.9%, which resulted in an overall decrease of 2.6% for this segment. As noted, we grew on a constant currency basis, with the government and healthcare vertical market being the primary driver.

EUROPE

For the year ended September 30, 2009, revenue from our Europe operating segment was $283.7 million and was essentially flat when compared to last year. On a constant currency basis, there is an increase of $1.3 million or 0.4% year-over-year. Globally, the impacts of economic conditions have caused our European clients to react similarly to those in North America: deferring discretionary projects, as clients invest in initiatives that would drive short-term margin and cash flow benefits. The constant currency growth came primarily from certain clients in the financial services vertical, largely offset by client initiated slow-downs of certain contracts in Australia, mainly in the government & healthcare and telecommunications & utilities vertical markets.

In fiscal 2008, revenue from our Europe operating segment was $283.8 million, an increase of $16.6 million or 6.2% against 2007. On a constant currency basis, this segment grew by $19.9 million or 7.4%, with foreign currency fluctuations having an unfavourable impact of $3.3 million or 1.2%. The net growth in Europe was mainly a result of higher SI&C work from our telecommunication clients in Central Europe. During 2008, we also had incremental revenue from a new outsourcing contract in the financial services vertical market.

OPERATING EXPENSES

For the years ended September 30 (in '000 of dollars except for percentages)	2009	% of revenue	2008	% of revenue	2007	% of revenue
Costs of services, selling and administrative	3,170,406	82.9%	3,110,760	83.9%	3,050,782	84.0%
Foreign exchange (gain) loss	(1,747)	0.0%	1,445	0.0%	3,457	0.1%
Amortization						
Capital assets	61,412	1.6%	43,455	1.2%	32,396	0.9%
Contract costs related to transition costs	22,377	0.6%	17,925	0.5%	18,944	0.5%
Other intangible assets	100,829	2.6%	101,792	2.7%	121,881	3.4%
Impairment of other intangible assets	11,143	0.3%	–	0.0%	–	0.0%
Total amortization	195,761	5.1%	163,172	4.4%	173,221	4.8%

Costs of Services, Selling and Administrative

In 2009, we proactively managed our cost structure in response to prevailing economic conditions. When comparing fiscal 2009 to 2008, costs of services, selling and administrative expenses as a percentage of revenue decreased to 82.9% from 83.9%, primarily due to improvements in gross margin driven by past and current restructuring and productivity initiatives, while our selling and administrative expenses as a percentage of revenue rose slightly by 0.3%. During the year, approximately $44.9 million was incurred, relating primarily to severances to realign our workforce, as well as to rationalize excess real estate in our operations. This proactive action will help us sustain our margins based on expected revenues. Our costs of services are primarily driven by expenses associated with our human resources which can vary due to profit sharing amounts and compensation adjustments in the period. Year-over-year, the fluctuation of foreign currency exchange rates have resulted in our costs of services, selling and administrative expenses to increase by $169.4 million. This impact has been offset by the $189.3 million exchange rate related benefits noted in our revenue section. We continue to look for opportunities to increase our operating margin and leverage our cost structure.

When comparing fiscal 2008 to fiscal 2007, costs of services, selling and administrative expenses as a percentage of revenue decreased from 84.0% to 83.9%. Our gross margin and selling and administrative ratios remained relatively consistent between the two years. During the year, fluctuations in foreign currencies favourably impacted our costs of services, selling and administrative by $103.3 million, significantly offsetting the impact of the currency related revenue reduction noted in the previous section.

Foreign Exchange (Gain) Loss

This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of financial instruments. The Financial Instruments section provides more detail on our hedging strategy.

Amortization

For year ended September 30, 2009, the increase in amortization expense for capital assets over 2008 is mainly due to additions of computer equipment made over the last year to support our clients and to improve our data centre infrastructure. In addition, we have relocated some of our offices and consequently have entered into more favourable lease agreements over the previous year. Leasehold improvements amortization has increased due to the investment in new additions as well as the accelerated amortization taken on excess space.

The increase in amortization expense of capital assets from 2007 to 2008 is also due mainly to additions in computer equipment for the same reasons as explained above. In addition, certain types of equipment that were previously financed through operating leases were purchased, thus increasing amortization expense.

The amortization of contract costs related to transition costs in 2009 also increased when compared to fiscal 2008. The majority of the increase came from new contracts signed during 2009 or near the end of 2008; as such contracts would have incurred none or very little amortization expense in the previous year. When comparing fiscal 2008 to 2007, the amortization of transition costs decreased due to the accelerated amortization taken in the second quarter of fiscal 2007 related to the reorganization of a client, partly offset by the ramp-up and full year impact of transition cost amortization associated with new clients and contracts started during 2007.

The fiscal 2009 amortization expense of other intangible assets is comparable to 2008, reflecting the normal amortization process of internal software, business solutions and client relationships. When comparing fiscal 2008 to 2007, amortization of other intangible assets decreased due to the incremental amortization in fiscal 2007 associated with a business solution for our oil and gas clients in Western Canada, certain software licenses and other intangibles, such as trademarks and client relationships, being fully amortized, and the extension made to the useful life of a business solution to support the brokerage industry.

In the last quarter of fiscal 2009, the Company recorded an impairment charge in the amount of $11.1 million which did not impact our operating cash flows. This charge was related predominantly to enhancements made to certain finance-related business solutions in our U.S. operations which were determined to have no future benefit due to the changing economic conditions. No impairment charges were recorded in fiscal 2008 and 2007.

For the 2009 and 2008 fiscal years, foreign currency fluctuations had an unfavourable impact on the total amortization by $7.5 million and favourable impact of $5.7 million, respectively.

ADJUSTED EBIT BY SEGMENT

For the years ended September 30 (in '000 of dollars except for percentages)	**2009**	2008	2007	**Change 2009/2008**	Change 2008/2007
Canada	**320,702**	332,827	322,698	**–3.6%**	3.1%
As a percentage of Canada revenue	**14.7%**	14.3%	14.3%		
U.S.	**171,965**	129,401	123,512	**32.9%**	4.8%
As a percentage of U.S. revenue	**12.6%**	11.9%	11.1%		
Europe	**18,639**	24,692	23,152	**–24.5%**	6.7%
As a percentage of Europe revenue	**6.6%**	8.7%	8.7%		
Corporate	**(50,565)**	(56,434)	(62,877)	**–10.4%**	–10.2%
As a percentage of revenue	**–1.3%**	–1.5%	–1.7%		
Adjusted EBIT	**460,741**	430,486	406,485	**7.0%**	5.9%
Adjusted EBIT margin	**12.0%**	11.6%	11.2%		

CANADA

In fiscal 2009, adjusted EBIT was $320.7 million, a decrease of $12.1 million or 3.6% when compared with fiscal 2008, while as a percentage of revenue, our margin improved from 14.3% to 14.7%. The year-over-year dollar decrease is primarily driven by the impact of our clients' decision to defer or delay certain projects as well as the impact of the time it takes to bring the newly signed outsourcing contracts on-stream. The decision of our clients to defer the start-up of projects not only caused a reduction in our revenue but also resulted in the incurrence of labour costs that did not get recovered as some of our members were unassigned. During the year, we incurred approximately $35.0 million for severances and the rationalization of some excess real estate to help align our cost structure against planned revenues. We also continued to invest in automation and other initiatives to help lower our unit costs, especially in our data centres and centres of excellence.

While transferring the delivery of services for some of our clients from our local delivery centres to our lower cost offshore operations has reduced our top line, we saw it generate positive impacts on the segment's EBIT margin percentage. Our margin percentage increase can also be attributable to the benefits of the restructuring initiatives and other investment programs as mentioned above, taken during the past years, which ultimately improved our gross margin percentage over time. In addition, we have also addressed specific contracts not meeting our profitability standards.

For the fiscal period ended September 30, 2008, adjusted EBIT for our Canadian operating segment was $332.8 million, an increase of 3.1% or $10.1 million over 2007, while as a percentage of revenue, our margin remained stable at 14.3%. Excluding the relatively higher level of termination costs in the last quarter of 2008, our adjusted EBIT margin for Canada would have improved slightly over 2007.

U.S.

Adjusted EBIT for our U.S. operating segment for fiscal 2009 was $172.0 million, an increase of $42.6 million or 32.9% when compared to fiscal 2008. The dollar increase is mainly attributable to growth from our business solutions primarily in the government & healthcare and financial services vertical markets. In addition, we have improved utilization rates allowing us to improve our margins. As a percentage of revenue, our margin increased from 11.9% to 12.6%, through the continued benefit from improved productivity and profitability initiatives, leveraging our global delivery model while minimizing non-billable time. In addition, on a constant currency basis, adjusted EBIT increased by $24.9 million or 19.2%.

Adjusted EBIT for our U.S. operating segment for fiscal 2008 was $129.4 million, an increase of $5.9 million or 4.8% when compared to 2007, while as a percentage of revenue, our margin improved from 11.1% to 11.9%. This increase was primarily caused by the incremental margin on revenue growth as previously mentioned, partially offset by the timing between the start and completion of specific contracts in the financial services as well as the government and healthcare vertical markets, and to a lesser extent by the unfavourable impact of foreign currency fluctuations.

EUROPE

Adjusted EBIT for our Europe operating segment was $18.6 million for the year ended September 30, 2009, a decrease of $6.1 million or 24.5% compared to fiscal year 2008. As a percentage of revenue, our margin decreased from 8.7% to 6.6%. The decrease in margin in the Europe operating segment is primarily a reflection of the client-initiated slow-downs of certain contracts in Australia and certain clients in the telecommunications vertical market, combined with the impact of restructuring costs of approximately $2.3 million incurred in the fourth quarter to proactively manage our cost structure in these challenging times.

Adjusted EBIT for our Europe operating segment was $24.7 million in fiscal 2008, up $1.5 million or 6.7% from fiscal 2007, while as a percentage of revenue, our margin remained stable at 8.7%. This increase was mainly due to the incremental margin earned on new contracts, as described in the revenue section.

Corporate

In fiscal 2009, corporate expenses represented 1.3% of revenue, a decrease from 1.5% compared with fiscal 2008. Included in corporate expenses are the impacts of realized and unrealized foreign exchange gains and losses which are not material for both fiscal 2009 and 2008.

In each of the last three fiscal years, corporate expenses as a percentage of revenue excluding foreign currency rate fluctuations have improved steadily, going from 1.6% in 2007, to 1.5% in 2008 and 1.4% at the end of fiscal 2009. The decrease is the result of our continued efforts to proactively manage our corporate expenses to align to our revenues.

As a result of our decentralized and highly accountable business model, we continue to evaluate services that are centrally provided and if necessary, will rationalize and integrate them within our operating segments.

EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST

The following table provides, for the years indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes and non-controlling interest, which is reported in accordance with Canadian GAAP.

For the years ended September 30 (in '000 of dollars except for percentages)	2009	% of revenue	2008	% of revenue	2007	% of revenue
Adjusted EBIT	460,741	12.0%	430,486	11.6%	406,485	11.2%
Restructuring costs related to specific items	–	0.0%	–	0.0%	23,010	0.6%
Interest on long-term debt	18,960	0.5%	27,284	0.7%	41,818	1.2%
Interest income	(2,908)	–0.1%	(5,570)	–0.2%	(9,451)	–0.3%
Other expenses	3,569	0.1%	3,341	0.1%	398	0.0%
Gain on sale of assets	–	0.0%	–	0.0%	(700)	0.0%
Earnings from continuing operations before income taxes and non-controlling interest	441,120	11.5%	405,431	10.9%	351,410	9.7%

Restructuring Costs Related to Specific Items

In the first quarter of 2007, we completed our Competitive Position Strengthening Program and the objectives of the program were successfully met. A total pre-tax provision of $90.3 million was taken for the program with $67.3 million taken in fiscal 2006 and $23.0 million taken in 2007. Please refer to Note 16 to the consolidated financial statements for more information on our Competitive Position Strengthening Program.

Interest on Long-Term Debt

The year-over-year decrease in interest expense from fiscal 2007 to fiscal 2009 is mainly due to the combined impact on our credit facilities of the favourable variation in interest rates and of debt repayments made over the last three years.

Interest Income

Interest income includes interest and other investment income earned on cash balances held during the year, in excess of interest expenses. The variance from 2008 is due to a combination of lower interest rates, dividends and less interest received from government authorities.

Other Expenses

For the year ended September 30, 2009, other expenses include the favourable change of approximately $2.1 million in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. The change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our earnings from continuing operations before income taxes and non-controlling interest. This favourable change is offset by interest charges associated with the settlement of prior year's tax credits.

Income Taxes

Income tax expense was $125.2 million for the year ended September 30, 2009, compared to $106.3 million in fiscal 2008, representing an $18.9 million increase, while our effective income tax rate also increased from 26.2% to 28.4% year-over-year. During fiscal 2009, the Company settled tax liabilities related to prior years in CGI's favour in the amount of $15.9 million. In fiscal 2008, similar circumstances yielded a reversal of $20.3 million of income tax provisions along with $6.3 million coming from the revaluation of our tax assets and liabilities due to newly enacted tax rates in Canada. Without these impacts, the effective tax rate for 2009 and 2008 would have been 32.0% and 32.8%, respectively.

When comparing fiscal 2008 to 2007, income tax expense was $106.3 million, compared to $115.6 million in 2007, representing a $9.3 million decrease. Our effective income tax rate was 26.2% in fiscal 2008 due to the favourable tax settlements as explained above. Without the favourable impact in 2008, the income tax rate would have been 32.8% which is comparable to the rate in 2007 of 32.9%.

We continue to expect our effective tax rate before any significant settlements to be in the range of 31% to 33% in subsequent periods.

Non-Controlling Interest

The non-controlling interest in our statement of earnings represents the percentage of ownership of Conseillers en informatique d'affaires ("CIA") held by minority shareholders and is currently at 34.2% compared to 35.3% in both fiscal 2008 and 2007.

NET EARNINGS

The following table sets out the information supporting the earnings per share calculation:

For the years ended September 30 (in '000 of dollars unless otherwise indicated)	2009	2008	2007	Change 2009/2008	Change 2008/2007
Earnings from continuing operations	315,158	298,266	235,551	5.7%	26.6%
Margin	8.2%	8.0%	6.5%		
Earnings (loss) from discontinued operations, net of income taxes	1,308	(5,134)	1,743	–125.5%	–394.5%
Net earnings	316,466	293,132	237,294	8.0%	23.5%
Margin	8.3%	7.9%	6.5%		
Weighted average number of Class A subordinate shares and Class B shares (basic)	306,853,077	317,604,899	329,016,756	–3.4%	–3.5%
Weighted average number of Class A subordinate shares and Class B shares (diluted)	310,345,241	322,804,287	333,876,564	–3.9%	–3.3%
Basic earnings per share from continuing operations (in dollars)	1.03	0.94	0.71	9.6%	32.4%
Diluted earnings per share from continuing operations (in dollars)	1.02	0.92	0.70	10.9%	31.4%
Basic earnings per share (in dollars)	1.03	0.92	0.72	12.0%	27.8%
Diluted earnings per share (in dollars)	1.02	0.90	0.71	13.3%	26.8%

For the year ended September 30, 2009, earnings from continuing operations increased by $16.9 million or 5.7% when compared to the prior year, mainly due to the increased profitability in the U.S. segment and lower corporate and interest expenses, as described previously. Much of this increase was offset by the decline in adjusted EBIT in the Canada and Europe segments, along with lower income tax benefits compared to 2008. Without the income tax benefits described in the section above, our margin would have been 7.8% and 7.3% in fiscal 2009 and 2008, respectively.

For the year ended September 30, 2008, the increase in earnings from continuing operations of 26.6% or $62.7 million was mainly a result of significantly improved operational profitability, the cumulative favourable income tax impact of $26.6 million in 2008, lower interest expense, as well as the benefits derived from the previously completed Competitive Position Strengthening Program, for which we had a net charge of $14.7 million in the first quarter of 2007.

The loss from discontinued operations was mainly due to the Company's disposition of the net assets of our claims adjusting and risk management services business in 2008.

CGI's basic and diluted weighted average number of shares for fiscal 2009 was down versus the two prior years due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options.

Liquidity

CGI's growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2009, cash and cash equivalents were $343.4 million compared to $50.1 million in 2008. The following table provides a summary of the generation and utilization of cash for the years ended September 30, 2009, 2008, and 2007.

For the years ended September 30 (in '000 of dollars)	2009	2008	2007	Change 2009/2008	Change 2008/2007
Cash provided by continuing operating activities	630,244	355,670	544,115	274,574	(188,445)
Cash used in continuing investing activities	(128,010)	(93,579)	(153,838)	(34,431)	60,259
Cash used in continuing financing activities	(197,802)	(300,166)	(416,793)	102,364	116,627
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(11,300)	398	(3,962)	(11,698)	4,360
Net increase (decrease) in cash and cash equivalents from continuing operations	293,132	(37,677)	(30,478)	330,809	(7,199)

CASH PROVIDED BY CONTINUING OPERATING ACTIVITIES

Cash provided by continuing operating activities was $630.2 million or 16.5% of revenue for fiscal 2009. This is compared with $355.7 million or 9.6% of revenue a year ago. The year-over-year increase of $274.6 million resulted mainly from the net change in working capital items, primarily driven by improved collections of client receivables and the timing of client pre-payments, as evidenced by the reduction of our DSO by 11 days, and to a lesser extent, by improved profitability.

Cash provided by continuing operating activities was $355.7 million or 9.6% of revenue for fiscal 2008. This is compared with $544.1 million or 15.0% of revenue in fiscal 2007. The year-over-year decrease is due to the following: 1) the cash inflows for the first quarter of 2007 were unusually high with $51.1 million of receipts having spilled over from the 2006 fiscal year as the year-end occurred on a weekend; 2) the $37.6 million final tax payment for fiscal 2007 that took place in the first quarter of 2008; 3) the $37.6 million year-over-year increase in the quarterly tax installments paid in 2008 that were based on the profitability of 2007, whereas the 2007 installments were based on the lower level of profitability in fiscal 2006; and, 4) the increase in DSO of eight days or approximately $80.0 million due to the timing of client milestone billings and pre-payments from our large outsourcing clients.

CASH USED IN CONTINUING INVESTING ACTIVITIES

The investments made during the year were primarily related to the expansion of our centres of excellence in Canada, the U.S., and India, to further the first two pillars of our growth strategy. For the current year, a total of $128.0 million was invested, an increase of $34.4 million compared with the $93.6 million invested last year. The increase is due to the lower amount of proceeds received from the sale of assets and businesses. In fiscal 2008, we received $29.2 million as net proceeds pertaining to the divestiture of our Canadian claims adjusting and risk management services business. In fiscal 2009, the Company received $5.0 million in net proceeds from the disposal of assets of discontinued operations.

Cash used for the purchase of capital assets amounted to $69.2 million during 2009 and increased by $8.2 million compared to the previous year. The increase came mainly from our continued investment in computers and equipment supporting our growth and infrastructure upgrades to our data centres.

The investments in intangible assets were $62.4 million, an increase of $1.5 million when compared to the $60.9 million invested in fiscal 2008. This increase was primarily due to new transition costs capitalized on contracts signed with new and existing clients, partly offset by lower investments in our business solutions and software licenses as we look to reduce our costs through the expanded utilization of our offshore resources.

Comparing fiscal 2008 to 2007, there was a decrease of $60.3 million compared with the $153.8 million invested. The bulk of the decrease is attributed to: 1) as mentioned in the paragraph above, $29.2 million was received pertaining to a divestiture and no such event took place in 2007; 2) we spent $17.3 million for acquisitions whereas $3.9 million was spent in 2008; and 3) investments in intangibles were much lower in 2008 due to the timing of transition costs and reduction in business solutions spending as we increased the utilization of lower cost resources from our India Centres of Excellence.

CASH USED IN CONTINUING FINANCING ACTIVITIES

For the year ended September 30, 2009, continuing financing activities consumed $197.8 million, a decrease of $102.4 million over last year. During the year, we made net repayments of $130.6 million toward our long-term debt and credit facilities. In addition, $101.7 million was used towards the repurchase of CGI shares under the Normal Course Issuer Bid, offset by the proceeds received from the exercise of stock options for $16.1 million. There was also a positive cash impact of $18.3 million resulting from the settlement of our cash flow hedges associated with the payment of the first tranche of our Senior U.S. unsecured notes, which occurred in the second quarter of 2009.

For fiscal 2008, continuing financing activities used $300.2 million, a decrease of $116.6 million over fiscal 2007. There were net repayments of $116.4 million on our credit facilities and long-term debt. In addition, $216.2 million was used for the repurchase of CGI shares under the Normal Course Issuer Bid, while the issuance of shares upon the exercise of stock options generated $32.4 million in proceeds.

For fiscal 2007, continuing financing activies consumed $416.8 million. During that year, we repaid $353.6 million on our credit facilities and purchased $128.5 million in CGI stock under the Normal Course Issuer Bid. The issuance of shares upon the exercise of stock options generated $42.7 million in proceeds.

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS

For the year ended September 30, 2009, we had an $11.3 million reduction in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents. This reduction was more than offset by a $18.6 million unrealized gain on translation of our long-term debt designated as hedges of our net investments in self-sustaining foreign operations. Neither the $11.3 million reduction nor the $18.6 million unrealized gain had an effect on net earnings as both amounts were recorded in comprehensive income.

Contractual Obligations

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,293.0 million. In 2009, total contractual obligations decreased by $195.4 million, primarily due to our repayments of long-term debt and rent payments made in the normal course of our operations.

					Payments due by period	
Commitment type (in '000s of dollars)	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years
Long-term debt	245,983	4,642	220,131	21,210	–	–
Capital lease obligations	37,147	13,060	19,652	4,435	–	–
Operating leases						
Rental of office space[1]	800,695	123,061	182,859	132,809	254,177	107,789
Computer equipment	20,528	13,587	6,689	252	–	–
Automobiles	10,890	4,107	5,303	1,480	–	–
CIA purchase obligation	10,832	10,832	–	–	–	–
Long-term service agreements	166,969	89,754	59,287	15,775	2,153	–
Total contractual obligations	**1,293,044**	**259,043**	**493,921**	**175,961**	**256,330**	**107,789**

1 Included in these obligations are $13.2 million of office space leases from past acquisitions.

In addition, following changes to the shareholders' agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of September 30, 2009, 34.2% of the shares of CIA remain to be purchased.

Capital Resources

	Total commitment	Available at September 30, 2009	Outstanding at September 30, 2009
(in '000 of dollars)	**$**	$	$
Cash and cash equivalents	**–**	343,427	–
Unsecured committed revolving facilities[1]	**1,500,000**	1,359,279	140,721[2]
Lines of credit and other facilities[1]	**25,000**	25,000	–
Total	**1,525,000**	1,727,706	140,721[2]

1 Excluding any existing credit facility under non-majority owned entities.

2 Consists of drawn portion of $126.0 million and Letters of Credit for $14.7 million.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2009, cash and cash equivalents were $343.4 million, the amount available under our credit facilities was $1,359.3 million and $25.0 million is available under another demand line of credit. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2009, CGI was in compliance with these covenants.

Cash equivalents typically include commercial papers, notes, money market funds and term deposits as well as bankers' acceptances and bearer deposit notes issued by major banks, all with an initial maturity of less than three months.

The Company also has our proportionate share of a revolving demand credit facility related to Innovapost, the joint venture, for an amount of $5.0 million bearing interest at the Canadian prime rate. As at September 30, 2009, no amount was drawn on this facility.

Total long-term debt decreased by $108.0 million to $283.1 million at September 30, 2009, compared with $391.1 million at September 30, 2008. The variation resulted primarily from the repayment of $103.6 million of the first tranche of our senior unsecured notes.

Financial Instruments

The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes.

CASH FLOW HEDGES ON SENIOR U.S. UNSECURED NOTES

Effective December 21, 2007, the Company entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments.

The hedges were documented as cash flow hedges and no component of the derivatives' fair value is excluded from the assessment and measurement of hedge effectiveness. The hedge is considered to be highly effective as the terms of the forward contracts coincide with the terms of the repayment of the remaining two tranches of the debt.

The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under other long-term assets and the effective portion of the change in fair value of the derivatives is recognized in comprehensive income. An amount that will offset the related translation gain or loss arising from the re-measurement of the portion of the debt that is designated shall be reclassified each period from comprehensive income to earnings. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment of interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for the year ended September 30, 2009, were not significant. The cash flows of the hedging transaction are classified in the same manner as the cash flows of the position being hedged. The fair value of the forward contracts on the principal repayments of the Senior U.S. unsecured notes represents $5.7 million and their weighted average exchange rate is at CDN$1.0182 per US$.

HEDGE ON NET INVESTMENT IN SELF-SUSTAINING FOREIGN SUBSIDIARIES

Effective December 1, 2008, the Company designated a debt of US$100 million as the hedging instrument for a portion of the Company's net investment in self-sustaining U.S. subsidiaries. Further, effective December 17, 2008, the Company designated a debt of €12 million as the hedging instrument for part of the Company's net investment in self-sustaining European subsidiaries.

Foreign exchange translation gains or losses on the net investment are recorded in comprehensive income. The effective portions of gains or losses on instruments hedging the net investment are also recorded in comprehensive income. The $18.6 million unrealized gain on translation of our US$100 million long-term debt and our €12 million contributed to the net debt reduction realized in 2009.

CASH FLOW HEDGES ON FUTURE REVENUE

During the 12 months ended September 30, 2009, the Company entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue and to hedge the variability in the foreign currency exchange rate between the Canadian dollar and the Indian rupee on future Canadian revenue. Additionally, the Company entered into fixed-floating currency swap derivatives to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue. The cash flow hedges mature at various dates up until 2014.

These hedges were documented as cash flow hedges and no component of the derivative instruments' fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under other current assets, other long-term assets, other current liabilities or other long-term liabilities (please refer to Note 27 in our consolidated financial statements for further details). Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

Our cash flow hedges on revenue mitigated almost all the volatility of the net earnings margin resulting from the fluctuations of foreign currency rates. The potential increase or decrease of net earnings from changes in foreign currency rates is essentially coming from the effect of the translation of the financial statements of our foreign subsidiaries. Please refer to Note 27 to the consolidated financial statements for more information on the impact from fluctuations of foreign currencies on our financial results.

Selected Measures of Liquidity and Capital Resources

As at September 30	2009	2008	2007
Net debt to capitalization ratio	N/A	14.0%	16.8%
Return on equity[1]	14.2%	15.6%	12.9%
Return on invested capital[2]	14.0%	14.0%	11.6%
Days sales outstanding	39	50	42

1 The return on equity ratio is calculated as the proportion of earnings from continuing operations for the last twelve months over the last four quarters' average equity.

2 The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT net of restructuring costs related to specific items, over the last four quarters' average invested capital, which is defined as the sum of equity and debt less cash and cash equivalents, net of the impact of the fair value of forward contracts.

As at September 30, 2009, the Company had no net debt, compared to the net debt to capitalization ratio of 14.0% reported one year ago and 16.8% in 2007. The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres or make acquisitions. Our cash-generating ability has allowed us to significantly pay down our debt balance, resulting in a net cash position.

Return on equity is a measure of the return we are generating for our shareholders. At the end of fiscal 2009, ROE stood at 14.2% compared to 15.6% in the prior year. The decrease of 1.4% is primarily due to the foreign exchange fluctuation impact as well as the reduced use of leverage financing.

As we paid down debt and increased our cash balance, the ROIC would have increased by 0.7% compared to fiscal 2008. However, this increase was offset by the unrealized foreign exchange fluctuation recorded under comprehensive income. As a result, ROIC remained at 14.0% in fiscal 2009, same as in the prior year.

Cash is essential for growth and for that reason, CGI needs to ensure our cycle of service to billings to collection is timely. It is even more important now to have a healthy balance of cash with the current economic conditions. Our DSO improved by 11 days to 39 days when compared with last year. This is the result of our initiatives in the past year to set better milestones in the billing cycle and of our ability to monitor our overdue accounts more diligently.

Off-Balance Sheet Financing and Guarantees

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totaling approximately $41.9 million, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2009. The Company does not expect to incur any potential payment in connection with these guarantees, which would have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2009, we had committed for a total of $124.0 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

Capability to Deliver Results

Sufficient capital resources and liquidity are required for supporting ongoing business operations to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at accretive acquisitions; procuring new large outsourcing and managed services contracts; and investing in our business solutions. Funds were also used to expand our global delivery network throughout the world as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2010.

Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI's roots and traditions.

As a company built on human capital, our people and their knowledge are key to delivering quality service to our clients. With a workforce of 26,000 members, our human resource program provides competitive compensation and benefits, a favourable working environment, training and career development programs, to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Approximately 85% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan, which align member objectives with the strategic goals of CGI. As well, all members share in the success of the Company in the Profit Participation Program.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, help in providing for a consistent high standard of quality service to our clients. CGI's offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration.

Related Party Transactions

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost's operating, financing and investing activities through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:

As at and for the years ended September 30 (in '000 of dollars)	2009	2008	2007
Revenue	108,139	124,461	120,010
Accounts receivable	10,542	12,050	9,310
Work in progress	5,937	5,939	3,648
Contract costs	8,706	11,206	13,746
Deferred revenue	3,351	2,715	1,868

Joint Venture: Supplementary Information

The Company's proportionate share of its joint venture investee's operations included in the consolidated financial statements is as follows:

As at and for the years ended September 30 (in '000 of dollars)	2009	2008	2007
Revenue	101,964	87,887	94,111
Net earnings	13,412	10,506	14,464
Current assets	37,608	36,543	40,303
Non-current assets	2,998	1,333	4,429
Current liabilities	14,721	15,040	16,879
Non-current liabilities	445	518	366

Fourth Quarter Results

In the fourth quarter of fiscal 2009, we continued our business development activities to further enhance the quality of our sales funnel. At the same time, as with prior quarters, we continued to proactively rationalize our cost structure addressing resource utilization and productivity initiatives in order to improve our margins prospectively.

REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2009 and 2008. The 2008 revenue by segment is recorded reflecting the actual foreign exchange rates for that year.

For the three months ended September 30 (in '000 of dollars except for percentages)	2009	2008	Change
Revenue	926,051	929,198	–0.3%
Constant currency growth	–1.4%	2.6%	
Foreign currency impact	1.1%	0.2%	
Variation over previous period	–0.3%	2.8%	
Canada revenue prior to foreign currency impact	529,158	559,845	–5.5%
Foreign currency impact	(1,795)	–	
Canada revenue	527,363	559,845	–5.8%
U.S. revenue prior to foreign currency impact	320,387	296,798	7.9%
Foreign currency impact	14,481	–	
U.S. revenue	334,868	296,798	12.8%
Europe revenue prior to foreign currency impact	65,992	72,555	–9.0%
Foreign currency impact	(2,172)	–	
Europe revenue	63,820	72,555	–12.0%
Revenue	926,051	929,198	–0.3%

For the fourth quarter of 2009, revenue was $926.1 million, representing a 1.4% decrease on a constant currency basis. The impact of foreign currency was 1.1%, primarily due to the favourable U.S. dollar fluctuation. On a constant currency basis, the largest growth in our vertical markets was from financial services (16%) and government & healthcare (3%).

CANADA

Revenue in Canada was $527.4 million for the fourth quarter ended September 30, 2009. This represents a decrease of 5.8% or $32.5 million on a constant currency basis against the comparable quarter of 2008. Of this decrease, approximately $27.0 million related to the non-renewal of a low margin contract while the remainder related to clients deferring the start-up of new projects or choosing to have their services delivered from our offshore centres of excellence.

U.S.

Revenue in the U.S. was $334.9 million for the three months ended September 30, 2009, up from $296.8 million in the same period a year ago. This represents a 7.9% or $23.6 million increase on a constant currency basis. The increase was mainly driven by the financial services vertical market, partially offset by decreased work in the telecommunications and manufacturing verticals.

EUROPE

Revenue in Europe was $63.8 million in the fourth quarter of fiscal 2009. This compares to the $72.6 million in the fourth quarter of 2008, representing a constant currency decrease of 9.0% year-over-year. The decline was mainly driven by lower revenues associated with certain clients in Central Europe and Australia as clients reacted to their market conditions by deferring new projects or suspending in-flight projects. Year-over-year, the negative impact of foreign currency fluctuations of $2.2 million is mainly from the the weakening of the British pound against the Canadian dollar.

ADJUSTED EBIT BY SEGMENT

For the three months ended September 30 (in '000 of dollars except for percentage)	2009	2008	Change
Canada	98,729	69,343	42.4%
As a percentage of Canada revenue	18.7%	12.4%	
U.S.	36,825	41,168	–10.5%
As a percentage of U.S. revenue	11.0%	13.9%	
Europe	2,267	6,911	–67.2%
As a percentage of Europe revenue	3.6%	9.5%	
Corporate	(11,693)	(12,167)	–3.9%
As a percentage of revenue	–1.3%	–1.3%	
Adjusted EBIT	126,128	105,255	19.8%
Adjusted EBIT margin	13.6%	11.3%	

CANADA

For the three months ended September 30, 2009, adjusted EBIT was $98.7 million, an increase of $29.4 million when compared with the fourth quarter of 2008. The margin improved from 12.4% to 18.7%. The margin percentage increase was attributable to the benefits of the restructuring initiatives and other investment programs made during the past periods which have improved our gross margin percentage over time. These have helped increase the productivity of our resources by better aligning our operations in the context of the current economic conditions. As well certain of these previously executed investments focused on improving the asset utilization of our data centres. In addition, our margin also improved due to the non-renewal of a contract that was not meeting our profitability targets.

U.S.

Adjusted EBIT in our U.S. operating segment for the three months ended September 30, 2009 was $36.8 million, representing a decrease of 10.5% over the same quarter last year. As a percentage of revenue, this segment's profitability was 11.0%, down from 13.9% a year ago. During the quarter, a $10.3 million impairment was taken predominantly for enhancements being developed on certain finance-related business solutions as their future cash flow projections no longer cover the book value of the investment as clients chose to defer or cancel their projects due to the changing market conditions. Excluding this impact, the U.S. adjusted EBIT would have been 14.1%, a slight improvement over the prior year's comparable quarter.

EUROPE

For the three months ended September 30, 2009, adjusted EBIT was $2.3 million, representing a decrease of $4.6 million when compared to the fourth quarter of 2008, while our margin decreased from 9.5% to 3.6%. The slow-down is due to certain clients in Central Europe and Australia who have cut their investments in IT projects. The decrease is furthered by restructuring costs of approximately $2.3 million in our efforts to realign our organizational structure to improve resource utilizations within Europe.

CORPORATE

For the quarter ended September 30, 2009, corporate expenses decreased slightly by $0.5 million to $11.7 million, representing 1.3% of revenue, in line with the prior year. Excluding the foreign exchange impact, corporate expenses as a percentage of revenue was 1.5% and 1.3% for the last quarter of fiscal 2009 and 2008, respectively. We continue to implement initiatives to strengthen the Company's competitive position by cost containment and improved efficiencies through ongoing investments in toolsets and process improvements.

NET EARNINGS

For the three months ended September 30 (in '000 of dollars unless otherwise indicated)	2009	2008	Change
Adjusted EBIT	126,128	105,255	19.8%
Margin	13.6%	11.3%	
Interest on long-term debt	3,497	6,372	–45.1%
Interest income	(1,125)	(997)	12.8%
Other expenses	1,397	1,682	–16.9%
Earnings from continuing operations before income taxes and non-controlling interest	122,359	98,198	24.6%
Income taxes	39,719	22,706	74.9%
Tax rate	32.5%	23.1%	
Non-controlling interest, net of income taxes	90	229	–60.7%
Loss from discontinued operations, net of income taxes	–	(1,677)	–100.0%
Net earnings	82,550	73,586	12.2%
Margin	8.9%	7.9%	
Weighted average number of Class A subordinate shares and Class B shares (basic)	302,739,070	309,295,434	–2.1%
Weighted average number of Class A subordinate shares and Class B shares (diluted)	307,221,737	313,749,478	–2.1%
Basic earnings per share (in dollars)	0.27	0.24	12.5%
Diluted earnings per share (in dollars)	0.27	0.23	17.4%

Earnings from continuing operations before income taxes and non-controlling interest have increased by $24.2 million or 24.6% over the fourth quarter of 2009. The increase is primarily the result of improved productivity in our Canada segment and lower interest charges on our long-term debt.

We did not incur any income tax adjustments this quarter compared to the same quarter in 2008. In the fourth quarter of 2008, there was a favourable income tax benefit of $9.5 million mainly pertaining to the determination of prior years' tax liabilities after reaching the final agreements with tax authorities. Excluding this benefit in the fourth quarter of 2008, income taxes would have been $32.2 million, representing a rate of 32.8% compared to 32.5% in the fourth quarter of 2009.

During the fourth quarter of fiscal 2009, we repurchased 6,109,448 of our Class A subordinate shares for $65.4 million at an average price, including commissions, of $10.70 under our Normal Course Issuer Bid.

SUMMARY OF QUARTERLY RESULTS

As at and for the three months ended	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008	Dec. 31, 2007
Backlog (in millions of dollars)	**10,893**	11,772	12,019	11,400	11,645	11,638	11,672	11,690
Bookings (in millions of dollars)	**549**	1,059	1,676	775	982	986	1,043	1,134
Revenue								
Revenue (in '000 of dollars)	**926,051**	950,419	948,319	1,000,372	929,198	950,468	930,770	895,427
Year-over-year growth	**–0.3%**	0.0%	1.9%	11.7%	2.8%	4.0%	–0.2%	1.3%
Constant currency growth	**–1.4%**	–4.5%	–5.6%	4.3%	2.6%	6.5%	5.4%	6.3%
Cost of services, selling and administrative expenses (in '000 of dollars)	**745,553**	791,890	795,886	837,077	781,729	797,837	780,539	750,655
% of revenue	**80.5%**	83.3%	83.9%	83.7%	84.1%	83.9%	83.9%	83.8%
Profitability								
Adjusted EBIT margin	**13.6%**	11.9%	11.3%	11.4%	11.3%	11.7%	11.7%	11.8%
Earnings from continuing operations (in '000 of dollars)	**82,550**	76,530	76,444	79,634	75,263	81,766	69,201	72,036
Earnings from continuing operations margin	**8.9**	8.1	8.1	8.0	8.1	8.6	7.4	8.0
Net earnings (in '000 of dollars)	**82,550**	76,530	77,667	79,719	73,586	77,989	68,877	72,680
Net earnings margin	**8.9%**	8.1%	8.2%	8.0%	7.9%	8.2%	7.4%	8.1%
Basic EPS from continuing operations (in dollars)	**0.27**	0.25	0.25	0.26	0.24	0.26	0.22	0.22
Diluted EPS from continuing operations (in dollars)	**0.27**	0.25	0.25	0.26	0.24	0.25	0.21	0.22
Basic EPS (in dollars)	**0.27**	0.25	0.25	0.26	0.24	0.25	0.21	0.22
Diluted EPS (in dollars)	**0.27**	0.25	0.25	0.26	0.23	0.24	0.21	0.22
Weighted average number of Class A subordinate shares and Class B shares— Basic (in '000s)	**302,739**	307,647	308,500	308,274	309,295	315,385	321,835	323,927
Weighted average number of Class A subordinate shares and Class B shares— Diluted (in '000s)	**307,222**	311,500	311,412	310,655	313,749	320,745	326,942	329,785
Balance sheet (in '000 of dollars)								
Total assets	**3,899,910**	3,988,216	3,938,735	3,985,914	3,680,558	3,655,789	3,556,946	3,634,931
Long-term financial liabilities	**302,741**	324,892	345,904	436,860	326,916	378,920	391,076	475,637
Net debt	**(66,034)**	15,895	105,417	259,450	332,199	368,747	361,947	330,999
Total long-term liabilities before clients' funds obligations	**527,401**	557,235	582,004	675,900	545,967	589,198	605,108	684,077
Cash generation / financial structure								
Cash provided by continuing operating activities (in '000 of dollars)	**192,450**	170,894	187,299	79,601	82,942	105,882	45,869	120,977
Net debt to capitalization ratio	**N/A**	0.6%	4.0%	9.6%	14.0%	15.6%	15.2%	14.3%
Days sales outstanding	**39**	41	42	52	50	48	44	39

In response to the tough economic conditions, our clients re-examined the timing of their investment strategies and restructured their spending to address their cash and margin challenges. These cautious actions resulted in lower or deferred IT spending which, in turn, affected our revenue level. We responded to this challenge by restructuring our cost base and by continuously pursuing new contract wins, renewals, extensions, and large outsourcing contracts as observed in the gradual improvement in constant currency growth since the second quarter of 2009. In addition, we continue to deliver our services within the set timeframe and budget to our clients.

We also remained competitive by focusing on key fundamentals as evidenced by: 1) the increase in adjusted EBIT margin; 2) the increase in net earnings margin over the past year; 3) the relatively higher EPS in the quarters of fiscal 2009 compared to the quarters in fiscal 2008; 4) the significant net debt decrease over the year; 5) the higher levels of cash provided by our operating activities, and 6) the improved DSO.

QUARTERLY VARIANCES

There are factors causing quarterly variances which may not be reflective of the Company's future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies changes. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven mainly by U.S. dollar expenses incurred in Canada, such as licenses, maintenance, insurance and interest expenses.

Summary of Significant Accounting Policies

The audited, consolidated financial statements for the years ended September 30, 2009, 2008, and 2007 include all adjustments that CGI's management considers necessary for the fair presentation of its financial position, results of operations and cash flows.

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2009, including the impact of adopting Section 3064, "Goodwill and intangible assets".

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2008:

a) Section 3064, "Goodwill and Intangible Assets", replaces Section 3062, "Goodwill and Other intangible Assets" and Section 3450, "Research and Development Costs". The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards ("IFRS"). Section 1000, "Financial Statement Concepts", was also amended to provide consistency with this new standard. The provision of Section 3064 has been adopted retrospectively, with restatement of prior periods. As a result, the Company recorded certain expenditures related to start-up costs and labour costs as expenses, rather than recording them as intangible assets. In addition, the contract costs are now presented under intangible assets. Please see Note 2a to the consolidated financial statements for further details of the adjustments.

b) Section 1400, "General Standards of Financial Statement Presentation", includes requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section did not have an impact on the Company's consolidated financial statements.

In addition, on January 20, 2009, the CICA issued Emerging Issues Committee Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" ("EIC 173"), to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual consolidated financial statements after January 20, 2009. EIC 173 requires the Company to consider the Company's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financials liabilities, including derivative instruments. The Company adopted EIC 173 during fiscal 2009.

Critical Accounting Estimates

The Company's significant accounting policies are described in Note 2 to the September 30, 2009, audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

		Consolidated statements of earnings			
Areas impacted by estimates	Consolidated balance sheets	Revenue	Costs of services, selling and administrative	Amortization/ impairment	Income taxes
Goodwill	■			■	
Income taxes	■				■
Contingencies and other liabilities	■		■		
Accrued integration charges	■		■		
Revenue recognition	■[1]	■			
Stock-based compensation	■		■		
Investment tax credits and government programs	■		■		
Impairment of long-lived assets	■			■	

1 Accounts receivable, work in progress and deferred revenue.

GOODWILL

Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our three operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

INCOME TAXES

The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company's interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.

CONTINGENCIES AND OTHER LIABILITIES

The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

ACCRUED INTEGRATION CHARGES

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company's management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company's projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company's management and the knowledge of the Company's advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring program.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

REVENUE RECOGNITION

The majority of our revenue is recognized based on criteria which do not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception.

STOCK-BASED COMPENSATION

CGI accounts for its stock option plan in accordance with section 3870, "Stock-based Compensation and Other Stock-based Payments" of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

INVESTMENT TAX CREDITS AND GOVERNMENT PROGRAMS

The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company's ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company's operations.

Future Accounting Changes

In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, our first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. In addition to a working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets bi-weekly, Steering Committee monthly, and quarterly updates are provided to the Audit and Risk Management Committee.

We have completed the diagnostic phase which involved a high-level review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption. The second phase of our plan has been in progress since February 2009. This phase encompasses a detailed impact assessment addressing differences between Canadian GAAP and IFRS. Deliverables stemming from this phase include documentation of the rationale supporting accounting policy choices, new disclosure requirements and authoritative literature supporting these choices. As the implications of the transition and conversion are identified in this phase, the impacts on the other key elements of our conversion plan will be assessed. These key elements include: information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities.

At the current time, Business Combinations and Revenue Recognition sections have been identified as having the most effort required as we convert to IFRS.

In January 2009, the CICA issued the following new Handbook sections:

i) Section 1582, "Business Combinations", which replaces Section 1581, "Business Combinations". The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), "Business Combinations". The Section applies prospectively to business combinations for which the acquisition date is on or after October 1, 2011. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

ii) Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling Interests", which together replace Section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), "Consolidated and Separate Financial Statements". The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on October 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

RISKS RELATED TO THE MARKET

Economic risk—The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

RISKS RELATED TO OUR INDUSTRY

The competition for contracts—CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

The length of the sales cycle for major outsourcing contracts—As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles lasting between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals—There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training and expertise to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. Such measures could result in increased costs, thereby putting pressure on our margin.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients' needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others—Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts—Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

Protecting our intellectual property rights—Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI's business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

RISKS RELATED TO OUR BUSINESS

Business mix variations—The proportion of revenue that we generate from shorter-term systems integration and consulting ("SI&C") projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations—We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; changes to tax laws including the availability of tax credits and other incentives that may adversely impact the cost of the services we provide; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Credit risk with respect to accounts receivable—In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients' creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients' reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business' information technology needs are served by another service provider or are provided by the successor company's own personnel. Growth in a client's information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client's needs efficiently, resulting in the loss of the client's business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk—If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client's intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks—In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework ("CPMF"), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Our partners' ability to deliver on their commitments—Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates—In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Government business risk—Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments' use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work—We create, implement and maintain IT solutions that are often critical to the operations of our clients' business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients' requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Information and infrastructure risks—Our business often requires that our clients' applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation—CGI's reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients' information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

Risks associated with acquisitions—A significant part of our growth strategy is dependent on our ability to continue making large acquisitions to increase our critical mass in selected geographic areas, as well as niche acquisitions to increase the breadth and depth of our service offerings. The successful execution of our strategy requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Risks associated with the integration of new operations—The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management's normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Liquidity and funding risks—The Company's future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information systems.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company's approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company's disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors' independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2009. The CEO and CFO concluded that, based on this evaluation, the Company's disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The CEO and CFO have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost Inc., a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity's internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI's interest in the joint venture represents 1.0% of our consolidated total assets and 2.7% of our consolidated revenue as at and for the year ended September 30, 2009. Please refer to page 22 of this MD&A for supplementary financial information about Innovapost Inc.

Legal Proceedings

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company's financial position, results of operations or the ability to carry on any of its business activities. As at September 30, 2009, the Company is involved in claims of approximately $80.0 million and counterclaims of approximately $10.0 million.

Management's and Auditors' Reports

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. ("the Company") is responsible for the preparation and integrity of the consolidated financial statements and the Management's Discussion and Analysis ("MD&A"). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgment. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company's standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company's internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Deloitte & Touche LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company's shareholders, to conduct an integrated audit of the Company's consolidated financial statements and of the Company's internal control over financial reporting. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company's disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

Michael E. Roach
President and Chief Executive Officer

R. David Anderson
Executive Vice-President
and Chief Financial Officer

November 8, 2009

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada.

The Company's internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There was one exclusion from our assessment. Our interest in a joint venture was excluded from our assessment as we do not have the ability to dictate or modify the joint venture's internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interest in the joint venture represents 1.0% of our consolidated total assets and 2.7% of our consolidated revenue as at and for the year ended September 30, 2009. We have assessed the Company's internal controls over the inclusion of our share of the joint venture and its results for the year in our consolidated financial statements.

As of the end of the Company's 2009 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company's internal control over financial reporting as at September 30, 2009, was effective.

The effectiveness of the Company's internal control over financial reporting as at September 30, 2009, has been audited by the Company's independent auditors, as stated in their report appearing on page 36.

Michael E. Roach
President and Chief Executive Officer

R. David Anderson
Executive Vice-President
and Chief Financial Officer

November 8, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the internal control over financial reporting of CGI Group Inc. and subsidiaries ("the Company") as of September 30, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting concerning one investment. Management excluded from its assessment the internal control over financial reporting of its interest in a joint venture because the Company does not have the ability to dictate or modify the controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Their interest in the joint venture constitutes 1.0% of total assets and 2.7% of revenues of the consolidated financial statements of the Company as of and for the year ended September 30, 2009. Accordingly, our audit did not include the internal control over financial reporting of that investment. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2009, and our report dated November 8, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments By Independent Registered Chartered Accountants for U.S. Readers on Canada-U.S. Reporting Differences.

Deloitte & Touche LLP[1]

Independent Registered Chartered Accountants

Montréal, Québec
November 8, 2009

[1] Chartered accountant auditor permit No. 17046

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated balance sheets of CGI Group Inc. and subsidiaries (the "Company") as at September 30, 2009 and 2008 and the related consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the three years in the period ended September 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. and subsidiaries as at September 30, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2009, in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated November 8, 2009, expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP[1]

Independent Registered Chartered Accountants

Montréal, Québec
November 8, 2009

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's consolidated financial statements, such as the changes described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders of the consolidated financial statements of CGI Group Inc. dated November 8, 2009, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Deloitte & Touche LLP[1]

Independent Registered Chartered Accountants

Montréal, Québec
November 8, 2009

[1] Chartered accountant auditor permit No. 17046

Consolidated Financial Statements

Consolidated Statements of Earnings

Years ended September 30 (in thousands of Canadian dollars, except share data)	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Revenue	3,825,161	3,705,863	3,633,945
Operating expenses			
Costs of services, selling and administrative (Note 18)	3,170,406	3,110,760	3,050,782
Amortization (Note 14)	195,761	163,172	173,221
Restructuring costs related to specific items (Note 16)	–	–	23,010
Interest on long-term debt	18,960	27,284	41,818
Interest income	(2,908)	(5,570)	(9,451)
Other expenses	3,569	3,341	398
Foreign exchange (gain) loss	(1,747)	1,445	3,457
Gain on sale of assets	–	–	(700)
	3,384,041	3,300,432	3,282,535
Earnings from continuing operations before income taxes and non-controlling interest	441,120	405,431	351,410
Income tax expense (Note 17)	125,223	106,297	115,608
Non-controlling interest, net of income taxes	739	868	251
Earnings from continuing operations	315,158	298,266	235,551
Earnings (loss) from discontinued operations, net of income taxes (Note 20)	1,308	(5,134)	1,743
Net earnings	316,466	293,132	237,294
Basic earnings (loss) per share			
Continuing operations (Note 13)	1.03	0.94	0.71
Discontinued operations	–	(0.02)	0.01
	1.03	0.92	0.72
Diluted earnings (loss) per share			
Continuing operations (Note 13)	1.02	0.92	0.70
Discontinued operations	–	(0.02)	0.01
	1.02	0.90	0.71

See Notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended September 30 (in thousands of Canadian dollars)	**2009**	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Net earnings	**316,466**	293,132	237,294
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations (net of income taxes)	**6,249**	66,200	(116,040)
Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	**15,739**	(538)	19,190
Net unrealized gains (losses) on cash flow hedges (net of income taxes)	**13,446**	(1,013)	–
Other comprehensive income (loss) (Note 15)	**35,434**	64,649	(96,850)
Comprehensive income	**351,900**	357,781	140,444

See Notes to the consolidated financial statements.

Consolidated Statements of Retained Earnings

Years ended September 30 (in thousands of Canadian dollars)	**2009**	2008	2007
	$	$	$
Retained earnings, beginning of year, as previously reported	**923,721**	752,847	587,201
Change in accounting policy (Note 2a)	**(2,341)**	(2,709)	(3,601)
Retained earnings, beginning of year, as restated	**921,380**	750,138	583,600
Net earnings	**316,466**	293,132	237,294
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 11)	**(55,609)**	(121,890)	(70,756)
Retained earnings, end of year	**1,182,237**	921,380	750,138

See Notes to the consolidated financial statements.

Consolidated Balance Sheets

As at September 30 (in thousands of Canadian dollars)	2009	2008 (Restated Note 2a)
	$	$
Assets		
Current assets		
Cash and cash equivalents (Note 3)	343,427	50,134
Accounts receivable (Note 4)	461,291	487,563
Work in progress	249,022	228,510
Prepaid expenses and other current assets	82,237	82,992
Income taxes	2,759	4,189
Future income taxes (Note 17)	15,110	34,031
Assets held for sale (Note 20)	–	1,398
	1,153,846	888,817
Capital assets (Note 5)	212,418	178,435
Intangible assets (Note 6)	455,775	539,897
Other long-term assets (Note 7)	60,558	45,677
Future income taxes (Note 17)	10,173	7,747
Goodwill (Note 8)	1,674,781	1,689,362
Total assets before funds held for clients	3,567,551	3,349,935
Funds held for clients	332,359	330,623
	3,899,910	3,680,558
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	306,826	339,765
Accrued compensation	165,981	127,151
Deferred revenue	136,135	133,688
Income taxes	88,002	79,260
Future income taxes (Note 17)	50,250	25,529
Current portion of long-term debt (Note 10)	17,702	100,917
Liabilities held for sale (Note 20)	–	657
	764,896	806,967
Future income taxes (Note 17)	171,697	183,612
Long-term debt (Note 10)	265,428	290,174
Non-controlling interest	6,342	5,922
Other long-term liabilities (Note 9)	83,934	66,259
Total liabilities before clients' funds obligations	1,292,297	1,352,934
Clients' funds obligations	332,359	330,623
	1,624,656	1,683,557
Commitments, contingencies and guarantees (Note 26)		
Shareholders' equity		
Retained earnings	1,182,237	921,380
Accumulated other comprehensive loss (Note 15)	(285,990)	(321,424)
	896,247	599,956
Capital stock (Note 11)	1,298,270	1,319,672
Contributed surplus (Note 12b)	80,737	77,373
	2,275,254	1,997,001
	3,899,910	3,680,558

See Notes to the consolidated financial statements.

Approved by the Board

Director
Michael E. Roach

Director
Serge Godin

Consolidated Statements of Cash Flows

Years ended September 30 (in thousands of Canadian dollars)	**2009**	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Operating activities			
Earnings from continuing operations	**315,158**	298,266	235,551
Adjustments for:			
Amortization (Note 14)	**218,087**	186,120	196,527
Future income taxes (Note 17)	**29,300**	(22,675)	10,470
Foreign exchange loss	**723**	1,846	3,833
Stock-based compensation (Note 12a)	**8,617**	5,131	13,933
Gain on sale of assets	**–**	–	(700)
Non-controlling interest, net of income taxes	**739**	868	251
Net change in non-cash working capital items (Note 22a)	**57,620**	(113,886)	84,250
Cash provided by continuing operating activities	**630,244**	355,670	544,115
Investing activities			
Business acquisitions (net of cash acquired) (Note 19)	**(1,422)**	(3,911)	(17,298)
Proceeds from sale of assets and businesses (net of cash disposed)	**4,991**	29,238	–
Purchase of capital assets	**(69,212)**	(60,983)	(50,967)
Proceeds from disposal of capital assets	**–**	–	1,371
Additions to intangible assets	**(62,367)**	(60,942)	(87,852)
Decrease in other long-term assets	**–**	3,019	908
Cash used in continuing investing activities	**(128,010)**	(93,579)	(153,838)
Financing activities			
Use of credit facilities	**144,694**	90,305	30,113
Repayment of credit facilities	**(157,505)**	(196,533)	(353,643)
Repayment of long-term debt	**(117,752)**	(10,153)	(7,466)
Proceeds on settlement of forward contracts (Note 10)	**18,318**	–	–
Repurchase of Class A subordinate shares (net of share repurchase costs) (Note 11)	**(101,698)**	(216,208)	(128,541)
Issuance of shares (Note 11)	**16,141**	32,423	42,744
Cash used in continuing financing activities	**(197,802)**	(300,166)	(416,793)
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	**(11,300)**	398	(3,962)
Net increase (decrease) in cash and cash equivalents from continuing operations	**293,132**	(37,677)	(30,478)
Net cash and cash equivalents provided by (used in) discontinued operations (Note 20)	**161**	(1,068)	3,628
Cash and cash equivalents, beginning of year	**50,134**	88,879	115,729
Cash and cash equivalents, end of year (Note 3)	**343,427**	50,134	88,879

Supplementary cash flow information (Note 22)

See Notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

Note 1 Description of Business

CGI Group Inc. (the "Company"), directly or through its subsidiaries, manages information technology services ("IT services"), including outsourcing, systems integration and consulting, software licenses and maintenance, as well as business process services ("BPS") to help clients cost effectively realize their strategies and create added value.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects from U.S. GAAP. A reconciliation between Canadian and U.S. GAAP can be found in Note 29. Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2009, including the impact of adopting Section 3064, "Goodwill and intangible assets" in fiscal 2009 and discontinued operations in fiscal 2008.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2008:

a) Section 3064, "Goodwill and Intangible Assets", replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450, "Research and Development Costs". The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards ("IFRS"). Section 1000, "Financial Statement Concepts", was also amended to provide consistency with this new standard. Section 3064 has been adopted retrospectively, with restatement of prior periods. As a result, the Company recorded certain expenditures related to start-up costs and labor costs as expenses, rather than recording them as intangible assets. In addition, the contract costs are now presented under intangible assets.

The effects of the adoption of this Section on the Company's previously issued consolidated financial statements are presented as follows:

	As at and for the year ended September 30	
Increase (decrease)	2008	2007
	$	$
Consolidated Statements of Earnings		
Costs of services, selling and administrative	240	500
Amortization	(772)	(1,808)
Income tax expense	164	416
Net earnings	368	892
Consolidated Balance Sheets		
Intangible assets	(3,415)	(3,947)
Long-term future income tax liabilities	(1,074)	(1,238)
Retained earnings	(2,341)	(2,709)
Consolidated Statements of Cash Flows		
Operating activities		
Amortization	(772)	(1,808)
Future income taxes	164	416
Investing activities		
Additions to intangible assets	240	500

Opening retained earnings for 2007 have been reduced by $3,601,000, which is the amount of the adjustment relating to periods prior to 2007. The retrospective impact on basic and diluted earnings per share for the prior restated periods is nominal.

b) Section 1400, "General Standards of Financial Statement Presentation", includes requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section did not have an impact on the Company's consolidated financial statements.

In addition, on January 20, 2009, the CICA issued Emerging Issues Committee Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" ("EIC 173"), to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual consolidated financial statements after January 20, 2009. EIC 173 requires the Company to consider its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted EIC 173 during fiscal 2009. The adoption of this new section did not have a significant impact on the consolidated financial statements.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and shareholders' equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, goodwill, income taxes, contingencies and other liabilities, accrued integration charges, revenue recognition, stock based compensation, investment tax credits and government programs and the impairment of long-lived assets.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investment using the proportionate consolidation method.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS.

The IT services include a full range of information technology services, namely: i) outsourcing ii) systems integration and consulting iii) software licenses and iv) provision of maintenance. BPS provides business processing for the financial services sector, as well as other services such as payroll and document management services.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured.

The Company's arrangements often include a mix of the services listed below. If an arrangement involves the provision of multiple elements, the total arrangement value is allocated to each element as a separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item; and 3) in an arrangement that includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their relative fair values. Fair value is established based on the internal or external evidence of the amount charged for each revenue element. However, some software license arrangements are subject to specific policies as described below in "Software license arrangements".

In situations where there is fair value for all undelivered elements, but not for the delivered elements, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of revenue allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements.

For all types of arrangements, the appropriate revenue recognition method is applied for each unit of accounting, as described below, based on the nature of the arrangement and the services included in each unit of accounting. All deliverables that do not meet the separation criteria are combined into one unit of accounting and the most appropriate revenue recognition method is applied.

Some of the Company's arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. If uncertainty exists about client acceptance, revenue is not recognized until acceptance occurs. Formal client sign-off is not always necessary to recognize revenue, provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include the historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and the historical experience with the specific client.

Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

Note 2 Summary of Significant Accounting Policies (CONTINUED)

Outsourcing and BPS arrangements

Revenue from outsourcing and BPS arrangements under time and materials and unit-priced arrangements are recognized as the services are provided at the contractually stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit price during the term of the contract or based on the actual amounts billed.

Revenue from outsourcing and BPS arrangements under fixed-fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements and software licenses arrangements where the implementation services are essential to the functionality of the software or where the software requires significant customization are recognized using the percentage-of-completion method over the implementation period. The Company uses the labour costs or labour hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that gave rise to the revision become known.

Revenue from systems integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Software license arrangements

Most of the Company's software license arrangements are accounted for as described above in "Systems integration and consulting services". In addition, the Company has software license arrangements that do not include implementation services that are essential to the functionality of the software or software that requires significant customization, but that may involve the provision of multiple elements such as integration and post-contract customer support. For these types of arrangements, revenue from software licenses is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific objective evidence ("VSOE") of fair value of an arrangement exists to allocate the total fee to the different elements of an arrangement based on their relative VSOE of fair value. The residual method, as defined above, using VSOE of fair value can be used to allocate the arrangement consideration. VSOE of fair value is established through internal evidence of prices charged for each revenue element when that element is sold separately. Revenue from maintenance services for licenses sold and implemented is recognized ratably over the term of the contract.

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

REIMBURSEMENTS

Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software re-sales, are included in revenue, and the corresponding expense is included in costs of services when the Company has assessed that the costs meet the criteria for gross revenue recognition.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.

CAPITAL ASSETS

Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

FUNDS HELD FOR CLIENTS AND CLIENTS' FUNDS OBLIGATIONS

In connection with the Company's payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients' employees, appropriate tax authorities or claim holders, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents the funds held for clients and related obligations separately.

INTANGIBLE ASSETS

Contract costs

Contract costs are mainly incurred when acquiring or implementing long-term IT services and BPS contracts. Contract costs are classified as intangible assets. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments or discounts awarded principally over a transition period, as negotiated in the contract. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued. For discounts, cost is measured at the value of the granted financial commitment and a corresponding amount is recorded as deferred revenue. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

Capital assets acquired from a client in connection with outsourcing contracts are capitalized as such and amortized consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts is considered as an incentive granted to the client, and is recorded as described in the preceding paragraph.

Transition costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of expenses related to activities such as the conversion of the client's applications to the Company's platforms. These incremental costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Pre-contract costs associated with acquiring or implementing long-term IT services and BPS contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are incremental and directly related to the acquisition of the contract. Eligible pre-contract costs are recorded at cost and amortized using the straight-line method over the expected term of the respective contracts.

Other intangible assets

Other intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships.

Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed for distribution are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income-producing capabilities of the software products. Client relationships are acquired through business combinations and are initially recorded at their fair value based on the present value of expected future cash flows.

The Company amortizes its other intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

IMPAIRMENT OF LONG-LIVED ASSETS

When events or changes in circumstances indicate that the carrying amount of long-lived assets, such as capital assets and intangible assets, may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent that such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to the projected future discounted cash flows.

OTHER LONG-TERM ASSETS

Other long-term assets consist mainly of deferred financing fees, deferred compensation plan assets, long-term maintenance agreements and forward contracts.

Note 2 Summary of Significant Accounting Policies (CONTINUED)

BUSINESS COMBINATIONS AND GOODWILL

The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, with the excess of the purchase price amount being allocated to goodwill. Goodwill for each reporting unit is assessed for impairment at least annually, or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The Company has designated September 30 as the date for the annual impairment test. An impairment charge is recorded when the goodwill carrying amount of the reporting unit exceeds its fair value.

ACCRUED INTEGRATION CHARGES

Accrued integration charges are comprised of liabilities for costs incurred in business combinations and restructuring activities, such as severance payments related to the termination of certain employees of the acquired business performing functions already available through the Company's existing structure and provisions related to leases for premises occupied by the acquired businesses that the Company plans to vacate.

EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility.

TAX CREDITS

The Company follows the cost reduction method to account for tax credits. Under this method, tax credits related to current expenditures are recognized in the period in which the related expenditures are charged to operations, provided there is reasonable assurance of realization. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset, provided there is reasonable assurance of realization.

INCOME TAXES

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets when its realization is not considered more likely than not.

TRANSLATION OF FOREIGN CURRENCIES

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Realized and unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries, with economic activities largely independent of the Company, are accounted for using the current rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are reported as net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations in the consolidated statements of comprehensive income.

The accounts of foreign subsidiaries, which are financially or operationally dependent on the Company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

STOCK-BASED COMPENSATION

Stock-based compensation cost is recorded using the fair value based method. This method consists of recording compensation cost to earnings over the vesting period of options granted. When stock options are exercised, any consideration paid by employees is credited to capital stock and the recorded fair value of the option is removed from contributed surplus and credited to capital stock.

HEDGING TRANSACTIONS

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

Cash flow hedges on Senior U.S. unsecured notes

Effective December 21, 2007, the Company entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments.

The hedges were documented as cash flow hedges and no component of the derivative's fair value are excluded from the assessment and measurement of hedge effectiveness. The hedge is considered to be highly effective as the terms of the forward contracts coincide with the terms of the repayment of the two remaining tranches of the debt. The first tranche was repaid in fiscal 2009.

The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under other long-term assets and the effective portion of the change in fair value of the derivatives is recognized in other comprehensive income (loss). An amount that will offset the related translation gain or loss arising from the remeasurement of the portion of the debt that is designated is reclassified each period from other comprehensive income (loss) to earnings. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment of interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for the year ended September 30, 2009, were not significant. The cash flows of the hedging transaction are classified in the same manner as the cash flows of the position being hedged.

Hedge on net investments in self-sustaining foreign subsidiaries

Effective December 1, 2008, the Company designated a debt of US$100,000,000 as the hedging instrument for a portion of the Company's net investment in self-sustaining U.S. subsidiaries. Further, effective December 17, 2008, the Company designated a debt of €12,000,000 as the hedging instrument for part of the Company's net investment in self-sustaining European subsidiaries.

Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income (loss).

Cash flow hedges on future revenue

During the 12 months ending September 30, 2009, the Company entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue and to hedge the variability in the foreign currency exchange rate between the Canadian dollar and the Indian rupee on future Canadian revenue. Additionally, the Company entered into fixed-floating currency swap derivatives to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue. The cash flow hedges mature at various dates until 2014.

These hedges were documented as cash flow hedges and no component of the derivative instruments' fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet under other current assets, other long-term assets, other current liabilities or other long-term liabilities. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income (loss) and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income (loss) into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During fiscal 2009, the Company's hedging relationships were effective. The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

Note 2 Summary of Significant Accounting Policies (CONTINUED)

FUTURE ACCOUNTING CHANGES

In January 2009, the CICA issued the following new Handbook sections:

a) Section 1582, "Business Combinations", which replaces Section 1581, "Business Combinations" establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), "Business Combinations". The Section applies prospectively to the Company for business combinations for which the acquisition date is on or after October 1, 2011. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b) Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling Interests", together replace Section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), "Consolidated and Separate Financial Statements". The Sections apply to the Company's interim and annual consolidated financial statements for fiscal years beginning on October 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new sections on the consolidated financial statements.

Additionally, in February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, the Company's first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. In addition to a working team, the Company has established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets bi-weekly, Steering Committee monthly, and quarterly updates are provided to the Audit and Risk Management Committee.

The Company has completed the diagnostic phase which involved a high-level review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption. The second phase of the plan has been in progress since February 2009. This phase encompasses a detailed impact assessment addressing differences between Canadian GAAP and IFRS. Deliverables stemming from this phase include documentation of the rationale supporting accounting policy choices, new disclosure requirements and authoritative literature supporting these choices. As the implications of the transition and conversion are identified in this phase, the impacts on the other key elements of the conversion plan will be assessed. These key elements include: information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities.

Note 3 Cash and Cash Equivalents

	2009	2008
	$	$
Cash	203,160	33,433
Cash equivalents	140,267	16,701
	343,427	50,134

Note 4 Accounts Receivable

	2009	2008
	$	$
Trade	317,647	399,397
Other[1]	143,644	88,166
	461,291	487,563

1 Other accounts receivable include refundable tax credits on salaries related to the Development of E-Business, E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres, research and development and other tax credit programs. The tax credits represent approximately $124,803,000 and $54,822,000 of other accounts receivable in 2009 and 2008, respectively.

Effective April 1, 2008, the Company became eligible for the Development of E-Business refundable tax credit, which replaces certain existing Québec tax credit programs. The fiscal measure enables corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015.

Prior to April 1, 2008, in order to be eligible for the E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres and other tax credits, the Company relocated some of its employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. As at September 30, 2009, the balance outstanding for financial commitments for these real estate locations was $388,722,000 ranging between one and 14 years. The refundable tax credits for these programs were calculated at rates varying between 35% to 40% on salaries paid in Québec to a maximum range of $12,500 to $15,000 per year per eligible employee.

Note 5 Capital Assets

	2009			2008		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Land and buildings	21,607	3,920	17,687	13,804	2,900	10,904
Leasehold improvements	144,516	70,607	73,909	142,740	63,120	79,620
Furniture and fixtures	47,129	22,348	24,781	40,433	18,405	22,028
Computer equipment	190,850	94,809	96,041	138,123	72,240	65,883
	404,102	191,684	212,418	335,100	156,665	178,435

Capital assets include assets acquired under capital leases totalling $37,680,000 ($23,426,000 in 2008), net of accumulated amortization of $17,880,000 ($9,236,000 in 2008). Amortization expense of capital assets acquired under capital leases was $13,213,000 and $4,530,000 in 2009 and 2008, respectively.

Note 6 Intangible Assets

			2009
	Cost	Accumulated amortization	Net book value
	$	$	$
Intangible assets			
Contract costs			
Incentives	247,146	185,296	61,850
Transition costs	169,087	77,138	91,949
	416,233	262,434	153,799
Other intangible assets			
Internal-use software	88,128	59,033	29,095
Business solutions	284,341	160,423	123,918
Software licenses	144,861	108,127	36,734
Client relationships and other	341,188	228,959	112,229
	858,518	556,542	301,976
	1,274,751	818,976	455,775

			2008 (Restated Note 2a)
	Cost	Accumulated amortization	Net book value
	$	$	$
Intangible assets			
Contract costs			
Incentives	241,951	164,527	77,424
Transition costs	148,044	60,520	87,524
	389,995	225,047	164,948
Other intangible assets			
Internal-use software	84,764	47,467	37,297
Business solutions	296,682	148,324	148,358
Software licenses	134,162	94,572	39,590
Client relationships and other	348,893	199,189	149,704
	864,501	489,552	374,949
	1,254,496	714,599	539,897

Note 6 Intangible Assets (CONTINUED)

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets subject to amortization that were acquired or internally developed during the period:

	2009	2008	2007
	$	$	$
Acquired	22,965	30,665	22,720
Internally developed	44,181	40,257	60,289
	67,146	70,922	83,009

Amortization expense of other intangible assets included in the consolidated statements of earnings is as follows:

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Internal-use software	12,963	12,307	10,673
Business solutions	33,444	34,367	48,592
Software licenses	16,674	17,997	22,422
Client relationships and other	37,748	37,121	40,194
Amortization of other intangible assets (Note 14)	100,829	101,792	121,881

Amortization expense of contract costs is presented in Note 14.

Note 7 Other Long-term Assets

	2009	2008
	$	$
Deferred financing fees	3,643	4,933
Deferred compensation plan assets	13,108	11,657
Long-term maintenance agreements	13,735	13,531
Forward contracts (Note 27)	22,372	8,758
Balance of sale receivable and other	7,700	6,798
Other long-term assets	60,558	45,677

Note 8 Goodwill

The variations in goodwill are as follows:

				2009
	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$
Balance, beginning of year	1,158,730	431,129	99,503	1,689,362
Acquisition (Note 19a)	209	–	–	209
Purchase price adjustments (Note 19c)	(16,059)	(3,865)	(415)	(20,339)
Disposal of assets (Note 19b)	(1,499)	–	–	(1,499)
Foreign currency translation adjustment	–	5,056	1,992	7,048
Balance, end of year	1,141,381	432,320	101,080	1,674,781

				2008
	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$
Balance, beginning of year	1,159,431	390,676	96,822	1,646,929
Purchase price adjustments (Note 19d)	(701)	(9,215)	–	(9,916)
Foreign currency translation adjustment	–	49,668	2,681	52,349
Balance, end of year	1,158,730	431,129	99,503	1,689,362

Note 9 Other Long-term Liabilities

	2009	2008
	$	$
Deferred compensation	22,727	22,068
Accrued integration and restructuring charges	4,416	12,145
Deferred revenue	27,774	13,441
Lease inducements	13,398	14,150
Forward contracts (Note 27)	7,648	–
Other	7,971	4,455
	83,934	66,259

Asset retirement obligations included in “other” pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The asset retirement obligation liability of $2,522,000 ($2,529,000 in 2008) was based on the expected cash flows of $3,579,000 ($3,465,000 in 2008) and was discounted at an interest rate of 6.83% (4.35% in 2008). The timing of the settlement of these obligations varies between one and 14 years.

Note 10 Long-term Debt

	2009	2008
	$	$
Senior U.S. unsecured notes, bearing a weighted average interest rate of 5.27% and repayable by payments of $93,281 in 2011 and $21,444 in 2014, less imputed interest of $664[1]	114,061	202,428
Unsecured committed revolving term facility bearing interest at LIBOR rate plus 0.63% or bankers' acceptance rate plus 0.63%, maturing in 2012[2]	126,043	157,468
Obligation bearing interest at 2.34% and repayable in blended monthly instalments maturing in October 2010	5,879	9,037
Balance of purchase price related to a business acquisition was recorded at a discounted value using a 5.60% interest rate and was paid during fiscal 2009	–	645
Obligations under capital leases, bearing a weighted average interest rate of 5.23% and repayable in blended monthly instalments maturing at various dates until 2014	37,147	21,513
	283,130	391,091
Current portion	17,702	100,917
	265,428	290,174

1 As at September 30, 2009, the private placement financing with U.S. institutional investors is comprised of two tranches of Senior U.S. unsecured notes maturing in January 2011 and 2014 for a total amount of US$107,000,000. On January 29, 2009, the Company repaid the first tranche in the amount of US$85,000,000 and settled the related forward contracts taken to manage the Company's exposure to fluctuations in the foreign exchange rate resulting in a cash inflow of $18,318,000. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 28). At September 30, 2009, the Company is in compliance with these covenants.

2 The Company has a five-year unsecured revolving credit facility available for an amount of $1,500,000,000 that expires in August 2012. As at September 30, 2009, an amount of $126,043,000 has been drawn upon this facility. Also an amount of $14,678,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facility, the Company has available demand lines of credit in the amount of $25,000,000. At September 30, 2009, no amount had been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 28). At September 30, 2009, the Company is in compliance with these covenants. The Company also has a proportionate share of a revolving demand credit facility related to the joint venture for an amount of $5,000,000 bearing interest at the Canadian prime rate. As at September 30, 2009, no amount has been drawn upon this facility.

Principal repayments on long-term debt over the forthcoming years are as follows:

	$
2010	4,642
2011	94,088
2012	126,043
2013	–
2014	21,210
Total principal payments on long-term debt	245,983

Minimum capital lease payments are as follows:

	Principal	Interest	Payment
	$	$	$
2010	13,060	1,684	14,744
2011	11,591	1,063	12,654
2012	8,061	496	8,557
2013	3,666	137	3,803
2014	769	18	787
Total minimum capital lease payments	37,147	3,398	40,545

Note 11 Capital Stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

For 2009, 2008 and 2007, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares		Total	
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance, September 30, 2006	297,484,885	1,319,882	34,208,159	47,724	331,693,044	1,367,606
Repurchased and cancelled[1]	(12,484,000)	(52,203)	–	–	(12,484,000)	(52,203)
Repurchased and not cancelled[1]	–	(3,461)	–	–	–	(3,461)
Issued upon exercise of options[2]	5,544,830	57,087	–	–	5,544,830	57,087
Balance, September 30, 2007	290,545,715	1,321,305	34,208,159	47,724	324,753,874	1,369,029
Repurchased and cancelled[1]	(20,488,168)	(90,748)	–	–	(20,488,168)	(90,748)
Repurchased and not cancelled[1]	–	(847)	–	–	–	(847)
Issued upon exercise of options[2]	4,107,823	42,238	–	–	4,107,823	42,238
Balance, September 30, 2008	274,165,370	1,271,948	34,208,159	47,724	308,373,529	1,319,672
Repurchased and cancelled[1]	(9,708,292)	(44,272)	–	–	(9,708,292)	(44,272)
Issued upon exercise of options[2]	2,221,032	22,870	–	–	2,221,032	22,870
Conversion of shares[3]	600,000	837	(600,000)	(837)	–	–
Balance, September 30, 2009	**267,278,110**	**1,251,383**	**33,608,159**	**46,887**	**300,886,269**	**1,298,270**

1 On January 27, 2009, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid to purchase up to 10% of the public float of the Company's Class A subordinate shares during the next year. The Toronto Stock Exchange ("TSX") subsequently approved the Company's request for approval. The Issuer Bid enables the Company to purchase up to 26,970,437 Class A subordinate shares (28,502,941 in 2008 and 29,091,303 in 2007) for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase under the Issuer Bid commencing February 9, 2009, until no later than February 8, 2010, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During 2009, the Company repurchased 9,525,892 Class A subordinate shares (19,910,068 in 2008 and 12,339,400 in 2007) for cash consideration of $99,881,000 ($213,485,000 in 2008 and $126,420,000 in 2007). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $55,609,000 ($121,890,000 in 2008 and $70,756,000 in 2007), was charged to retained earnings.

As at September 30, 2008, 182,400 of the repurchased Class A subordinate shares with a carrying value of $847,000 and a purchase value of $1,817,000 were held by the Company and had been cancelled and paid subsequent to year-end (As at September 30, 2007, 760,500 of the repurchased Class A subordinate shares with a carrying value of $3,461,000 and a purchase value of $8,538,000 were held by the Company and had been cancelled subsequent to year-end. Of the $8,538,000, $4,540,000 had been paid subsequent to September 30, 2007).

2 The carrying value of Class A subordinate shares includes $5,253,000 ($10,223,000 in 2008 and $13,904,000 in 2007) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the year.

3 During the 12 months ended September 30, 2009, a shareholder converted 600,000 Class B shares into 600,000 Class A subordinate shares.

Note 12 Stock Options and Contributed Surplus

A) STOCK OPTIONS

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2009, 41,118,005 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

	2009		2008		2007	
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$		$
Outstanding, beginning of year	26,757,738	9.34	24,499,886	8.52	29,956,711	8.57
Granted	8,448,453	9.32	7,798,388	11.39	3,960,405	7.74
Exercised	(2,221,032)	7.93	(4,107,823)	7.79	(5,544,830)	7.79
Forfeited	(3,863,746)	11.16	(1,094,052)	10.65	(3,872,400)	8.92
Expired	(237,578)	14.11	(338,661)	12.20	–	–
Outstanding, end of year	28,883,835	9.16	26,757,738	9.34	24,499,886	8.52
Exercisable, end of year	18,087,166	8.75	19,398,753	8.56	18,507,376	8.90

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2009:

	Options outstanding				Options exercisable	
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price		Number of options	Weighted average exercise price
$			$			$
2.14 to 5.20	31,028	1.47	2.56		31,028	2.56
6.05 to 6.98	2,942,547	5.18	6.46		2,942,547	6.46
7.00 to 7.87	4,710,509	5.54	7.74		4,710,509	7.74
8.00 to 8.99	6,758,449	4.18	8.63		6,758,449	8.63
9.05 to 9.90	9,081,298	7.51	9.37		1,044,348	9.79
10.05 to 11.95	4,303,278	7.93	11.36		1,543,559	11.32
14.10 to 16.23	1,041,086	0.06	15.72		1,041,086	15.72
24.51 to 26.03	15,640	0.32	25.97		15,640	25.97
	28,883,835	5.96	9.16		18,087,166	8.75

The following table presents the weighted average assumptions used to determine the stock-based compensation cost recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2009	2008	2007
Compensation cost ($)	8,617	5,131	13,933
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	24.42	23.70	29.48
Risk-free interest rate (%)	3.05	4.09	3.90
Expected life (years)	5.00	5.00	5.00
Weighted average grant date fair value ($)	2.59	3.37	2.60

B) CONTRIBUTED SURPLUS

The following table summarizes the contributed surplus activity since September 30, 2006:

	$
Balance, September 30, 2006	82,436
Compensation cost associated with exercised options (Note 11)	(13,904)
Compensation cost associated with stock option plan	13,933
Balance, September 30, 2007	82,465
Compensation cost associated with exercised options (Note 11)	(10,223)
Compensation cost associated with stock option plan	5,131
Balance, September 30, 2008	77,373
Compensation cost associated with exercised options (Note 11)	(5,253)
Compensation cost associated with stock option plan	8,617
Balance, September 30, 2009	**80,737**

Note 13 Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the years ended September 30:

	2009			2008 (Restated Note 2a)			2007 (Restated Note 2a)		
	Earnings from continuing operations	**Weighted average number of shares outstanding[1]**	**Earnings per share from continuing operations**	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations
	$		$	$		$	$		$
	315,158	306,853,077	1.03	298,266	317,604,899	0.94	235,551	329,016,756	0.71
Dilutive options[2]		3,492,164			5,199,388			4,859,808	
	315,158	**310,345,241**	**1.02**	298,266	322,804,287	0.92	235,551	333,876,564	0.70

1 The 9,525,892 Class A subordinate shares repurchased during the year (19,910,068 in 2008 and 12,339,400 in 2007) were excluded from the calculation of earnings per share as of the date of repurchase.

2 The calculation of the dilutive effects excludes all anti-dilutive options that were either not yet exercisable or would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 13,384,651, 8,764,136 and 3,162,074 for the years ended September 30, 2009, 2008 and 2007, respectively.

Note 14 Amortization

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Amortization of capital assets	61,412	43,455	32,396
Amortization of intangible assets			
Contract costs related to transition costs	22,377	17,925	18,944
Other intangible assets (Note 6)	100,829	101,792	121,881
Impairment of other intangible assets[1]	11,143	–	–
	195,761	163,172	173,221
Amortization of contract costs related to incentives (presented as reduction of revenue)	21,043	21,682	21,946
Amortization of deferred financing fees (presented in interest on long-term debt)	1,283	1,266	1,360
	218,087	186,120	196,527

1 The impairment of other intangible assets relates to certain assets that are no longer expected to provide future value.

Note 15 Accumulated Other Comprehensive Loss

	Balance, as at October 1, 2008	Net changes during the year	Balance, as at September 30, 2009
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $10,464)	(365,672)	6,249	(359,423)
Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $11,623)	45,261	15,739	61,000
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $4,422)	(1,013)	13,446	12,433
	(321,424)	35,434	(285,990)

	Balance, as at October 1, 2007	Net changes during the year	Balance, as at September 30, 2008
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $7,029)	(431,872)	66,200	(365,672)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations (net of accumulated income tax expense of $8,748)	45,799	(538)	45,261
Net unrealized losses on cash flow hedges (net of accumulated income tax recovery of $187)	–	(1,013)	(1,013)
	(386,073)	64,649	(321,424)

	Balance, as at October 1, 2006	Net changes during the year	Balance, as at September 30, 2007
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $8,390)	(315,832)	(116,040)	(431,872)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations (net of accumulated income tax expense of $8,748)	26,609	19,190	45,799
	(289,223)	(96,850)	(386,073)

Note 16 Restructuring Costs Related to Specific Items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montréal and Toronto, of which a significant portion was related to lower than expected BCE work volumes. Approximately 1,150 positions were eliminated. The program ended December 31, 2006. Restructuring costs related to specific items of $23,010,000 and $67,266,000 were incurred in fiscal 2007 and fiscal 2006, respectively. Of the total restructuring costs of $90,276,000, $61,986,000 (net of the BCE contribution of $10,000,000) was for severance and $28,290,000 for the consolidation and closure of facilities. The balance of the restructuring provision is $3,557,000 at September 30, 2009 ($5,147,000 at September 30, 2008). The majority of the remaining balance will be paid in fiscal 2010.

Note 17 Income Taxes

The income tax expense is as follows:

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Current	**95,923**	128,972	105,138
Future	**29,300**	(22,675)	10,470
	125,223	106,297	115,608

The Company's effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2009	2008	2007
	%	%	%$
Company's statutory tax rate	**30.9**	31.2	32.0
Effect of provincial and foreign tax rate differences	**2.7**	2.7	2.9
Benefit arising from investment in subsidiaries	**(2.7)**	(3.3)	(3.2)
Final determination from agreements with tax authorities and expirations of statutes of limitations	**(3.9)**	(3.7)	–
Non-deductible stock options	**0.3**	0.1	0.8
Other non-deductible items	**1.0**	0.9	1.0
Impact of corporate tax holiday	**–**	(0.2)	(1.1)
Impact on future tax assets and liabilities resulting from tax rate changes	**–**	(1.7)	0.4
Tax benefits on losses	**0.1**	0.2	0.1
Effective income tax rate	**28.4**	26.2	32.9

Future income tax assets and liabilities are as follows at September 30:

	2009	2008 (Restated Note 2a)
	$	$
Future income tax assets:		
Accrued integration charges, accounts payable and accrued liabilities	**11,316**	10,191
Tax benefits on losses carried forward	**10,171**	41,579
Capital assets, intangible assets and other long-term assets	**17,197**	10,915
Accrued compensation	**23,414**	26,077
Unrealized losses on cash flow hedges	**3,395**	–
Allowance for doubtful accounts	**3,107**	2,733
Financing and share issue costs	**–**	173
Other	**2,433**	2,718
	71,033	94,386
Valuation allowance	**(6,818)**	(25,473)
	64,215	68,913
Future income tax liabilities:		
Capital assets, intangible assets and other long-term assets	**161,008**	177,854
Work in progress	**22,395**	12,964
Goodwill	**25,276**	21,576
Refundable tax credits on salaries	**40,233**	20,434
Unrealized gain on cash flow hedges	**7,478**	–
Other	**4,489**	3,448
	260,879	237,350
Future income taxes, net	**(196,664)**	(167,363)

Note 17 Income Taxes (CONTINUED)

Future income taxes are classified as follows:

	2009	2008 (Restated Note 2a)
	$	$
Current future income tax assets	15,110	34,031
Long-term future income tax assets	10,173	7,747
Current future income tax liabilities	(50,250)	(25,529)
Long-term future income tax liabilities	(171,697)	(183,612)
Future income taxes, net	(196,664)	(167,363)

At September 30, 2009, the Company had $26,793,000 in non-capital losses carried forward, of which $5,496,000 expire at various dates up to 2015 and $21,297,000 have no expiry dates. In addition, the Company had capital loss carry forwards of $10,236,000 having no expiry dates. The Company recognized a future tax asset of $10,171,000 on the losses carried forward and recognized a valuation allowance of $6,818,000. The decrease in the valuation allowance mainly results from the utilization of U.S. non-capital losses. The resulting net future income tax asset of $3,353,000 is the amount that is more likely than not to be realized. Should the valuation allowance be reversed, goodwill would be reduced by approximately $1,949,000.

Foreign earnings of certain of the Company's subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future income tax liability for these retained earnings as management does not expect them to be repatriated. A future income tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable matter, such as the sale of the investment or through the receipt of dividends. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any.

Note 18 Costs of Services, Selling and Administrative

Tax credits netted against costs of services, selling and administrative expenses are as follows:

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Costs of services, selling and administrative	3,268,995	3,193,270	3,138,024
Tax credits	(98,589)	(82,510)	(87,242)
	3,170,406	3,110,760	3,050,782

Note 19 Investments in Subsidiaries and Joint Ventures

For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

2009 TRANSACTIONS

a) Acquisition

During year ended September 30, 2009, the Company increased its investment of shares of Conseillers en informatique d'affaires ("CIA") to 65.78% for cash consideration of $425,000. As a result, non-controlling interest decreased by $216,000 and goodwill increased by $209,000.

b) Disposal

On February 20, 2009, the Company disposed of its actuarial services business for purchase consideration of $3,780,000 less an estimated working capital adjustment. The Company received $3,565,000 on February 27, 2009. The business was previously included in the Canada segment. As a result of the final agreement, net assets disposed of included goodwill of $1,499,000. The transaction resulted in a gain of $1,494,000.

c) Modifications to purchase price allocations

During the year ended September 30, 2009, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net decrease of integration charges and accounts payable and accrued liabilities of $849,000 and $120,000, respectively, and a net increase of future income tax liabilities of $338,000, whereas goodwill decreased by $631,000.

Additionally, future income tax assets acquired in the American Management Systems, Incorporated ("AMS") and COGNICASE Inc. ("Cognicase") business acquisitions that were not recognized as an identifiable asset at the date of acquisition were subsequently recognized, resulting in a corresponding decrease in goodwill of $19,708,000.

d) Consideration of purchase price

During fiscal 2009, the Company paid a balance of purchase price of $997,000 relating to a business acquisition.

2008 TRANSACTIONS

a) Acquisition

There were no acquisitions during fiscal 2008.

b) Disposal

On July 19, 2008, the Company disposed of its Canadian claims adjusting and risk management services business for purchase consideration of $38,050,000. This business was included in the former BPS segment in prior years. The Company received $31,671,000 in August 2008. Of the remaining balance, $879,000 was paid in fiscal 2009 and $5,500,000 will be paid on or before August 5, 2014, bearing interest of 10% payable annually (Note 7). The net assets disposed of included goodwill of $7,732,000, which is net of an impairment of $4,051,000. The transaction resulted in a loss of $965,000.

c) Balance of integration charges

AMS was acquired in fiscal 2004. For AMS, the components of the integration charges related to business acquisitions are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, October 1, 2007	15,226	1,395	16,621
Adjustments to initial provision[1]	(4,962)	–	(4,962)
Foreign currency translation adjustment	686	84	770
Paid during 2008	(3,676)	(95)	(3,771)
Balance, September 30, 2008[2]	7,274	1,384	8,658

1 Have been recorded as a decrease of goodwill.

2 Of the total balance remaining, $4,310,000 is included in accounts payable and accrued liabilities and $4,348,000 is included in other long-term liabilities. The majority of the remaining balance was paid in fiscal 2009.

Note 19 Investments in Subsidiaries and Joint Ventures (CONTINUED)

d) Modifications to purchase price allocations

The Company modified the purchase price allocation and made adjustments relating to certain business acquisitions resulting in a net decrease of accrued integration charges, current portion of long-term debt, long-term debt, future income tax assets and accrued restructuring charges of $5,801,000, $3,287,000, $2,685,000, $2,145,000 and $320,000, respectively, and a net increase of cash and non-controlling interest of $43,000 and $75,000, respectively, whereas goodwill decreased by $9,916,000.

e) Consideration of purchase price

During fiscal 2008, the Company paid balances of purchase price relating to certain business acquisition resulting in a net decrease of long-term debt by $3,954,000.

2007 TRANSACTIONS

a) Acquisition

The Company made the following acquisition:

- Codesic Consulting ("Codesic")—On May 3, 2007, the Company acquired all of the outstanding shares of an IT services firm in Seattle, Washington. Recognized for its depth of business and IT knowledge, Codesic assists its clients by managing strategic initiatives, integrating technology with business, and supporting critical computing environments.

The acquisition was accounted for using the purchase method. The purchase price allocation shown below was preliminary and based on the Company's management's best estimates. Of the aggregate cash consideration of $24,034,000, $15,055,000 was paid. The amount of the remaining payment is contingent on a formula set out in the agreement which will vary based on the performance of Codesic over the next two years. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note 19d of 2008 Transactions and 2009 Transactions.

	Codesic
	$
Non-cash working capital items	1,303
Capital assets	146
Client relationships and other	6,023
Goodwill[1]	16,094
Future income taxes	355
	23,921
Cash acquired	113
Net assets acquired	24,034
Consideration	
Cash	14,778
Contingent payment	8,979
Acquisition costs	277
	24,034

1 Goodwill is deductible for tax purposes.

In connection with the acquisition completed in 2007, the Company has adopted certain plans to restructure and integrate the acquired business. Consequently, the Company established provisions related to the planned termination of certain employees of the acquired business performing functions already available through its existing structure, in the amount of $332,000.

b) Modification to joint venture

On April 19, 2007, the Company modified its agreement between shareholders of CIA, a provider of IT services primarily in the government and financial sectors. As a result of the modification, the Company is in a position to exercise unilateral control over CIA. Accordingly, the Company began using the consolidation method to account for its investment. At the date of the modification of the agreement, the Company owned 60.69% of the outstanding shares of CIA. Prior to April 19, 2007, the investment qualified as a joint venture and the Company used the proportionate consolidation method to account for it. Under the agreement, the Company has committed to purchase the remaining 39.31% of shares of CIA by October 1, 2011. Subsequent to April 19, 2007, the Company increased its investment of shares of CIA and at September 30, 2007, owned 64.66% of the outstanding shares. The modification of the consolidation method and the increase in the ownership percentage resulted in a net increase of net assets of $215,000 and a net decrease of cash of the same amount. As a result of the modification, the value of goodwill relating to CIA is $3,526,000. The Company noted its commitment to purchase the remaining interest in Note 26a.

c) Balance of integration charges

Cognicase was acquired in fiscal 2003. For AMS and Cognicase, the components of the integration charges related to business acquisitions are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, October 1, 2006	35,010	2,287	37,297
Adjustments to initial provision[1]	(3,860)	(754)	(4,614)
Foreign currency translation adjustment	(1,517)	(17)	(1,534)
Paid during 2007	(9,577)	(121)	(9,698)
Balance, September 30, 2007[2]	20,056	1,395	21,451

1 Have been recorded as a decrease of goodwill.

2 Of the total balance remaining, $6,247,000 is included in accounts payable and accrued liabilities and $15,204,000 is included in other long-term liabilities. The majority of the remaining Cognicase balance was paid in fiscal 2008.

d) Modifications to purchase price allocations

The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of future income tax assets, accrued integration charges, cash and non-cash working capital items of $3,021,000, $8,045,000, $130,000 and $118,000, respectively, and a net increase of client relationships of $191,000, whereas goodwill decreased by $4,967,000.

e) Consideration of purchase price

During fiscal 2007, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $2,011,000.

Note 20 Discontinued Operations

In fiscal 2008, the Company classified its Canadian claims adjusting and risk management services and actuarial services businesses as discontinued operations. The Canadian claims adjusting and risk management services business was divested in July 2008 and the actuarial services business was divested in February 2009 (Note 19b of 2009 Transactions and 2008 Transactions).

The following table presents summarized financial information related to discontinued operations:

	2009	2008	2007
	$	$	$
Revenue	2,511	64,851	77,621
Operating expenses[1]	1,046	68,747	72,157
Amortization	14	1,624	2,619
Earnings (loss) before income taxes	1,451	(5,520)	2,845
Income tax expense (recovery)[2]	143	(386)	1,102
Earnings (loss) from discontinued operations	1,308	(5,134)	1,743

1 For the year ended September 30, 2009, operating expenses from discontinued operations include a gain on disposition of $1,494,000. For the year ended September 30, 2008, it includes an impairment of goodwill of $4,051,000 and a loss on disposition of $965,000.

2 Income tax expense (recovery) does not bear a normal relation to earnings (loss) before income taxes since the sale includes goodwill of $1,499,000 for the year ended September 30, 2009 ($7,732,000 for the year ended September 30, 2008), which has no tax basis.

The related assets and liabilities of discontinued operations are as follows:

	2009	2008
	$	$
Current assets		
Accounts receivable	–	1,304
Income tax receivable	–	39
Capital assets	–	55
Total assets held for sale	–	1,398
Current liabilities		
Accounts payable and accrued liabilities	–	295
Accrued compensation	–	41
Deferred revenue	–	321
Total liabilities held for sale	–	657

The related cash flow information of discontinued operations is as follows:

	2009	2008	2007
	$	$	$
Cash provided by (used in) operating activities	164	(818)	5,930
Cash used in investing activities	(3)	(250)	(2,302)
Total cash provided by (used in) discontinued operations	161	(1,068)	3,628

Note 21 Joint Ventures: Supplementary Information

The Company's proportionate share of its joint venture investees' operations included in the consolidated financial statements is as follows:

	2009	2008 (Restated Note 2a)
	$	$
Balance sheets		
Current assets	37,608	36,543
Non-current assets	2,998	1,333
Current liabilities	14,721	15,040
Non-current liabilities	445	518

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Statements of earnings			
Revenue	101,964	87,887	94,111
Expenses	88,552	77,381	79,647
Net earnings	13,412	10,506	14,464

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Statements of cash flows			
Cash provided by (used in):			
Operating activities	25,542	4,879	16,327
Investing activities	(570)	(412)	(2,669)
Financing activities	(12,250)	(13,720)	(11,956)

Note 22 Supplementary Cash Flow Information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2009	2008	2007
	$	$	$
Accounts receivable	31,749	(13,164)	(8,441)
Work in progress	(22,450)	(43,785)	(5,049)
Prepaid expenses and other current assets	8,399	(12,692)	6,063
Accounts payable and accrued liabilities	(39,255)	5,762	(21,449)
Accrued compensation	38,009	(5,327)	24,220
Deferred revenue	15,194	(13,323)	39,020
Income taxes	25,974	(31,357)	49,886
	57,620	(113,886)	84,250

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2009	2008	2007
	$	$	$
Operating activities			
Accounts receivable	(1,476)	408	(438)
Accounts payable and accrued liabilities	(1,817)	(2,723)	(4,540)
Deferred revenue	4,779	–	–
	1,486	(2,315)	(4,978)
Investing activities			
Purchase of capital assets	(27,040)	(17,559)	(9,609)
Purchase of intangible assets	(4,779)	(13,185)	–
	(31,819)	(30,744)	(9,609)
Financing activities			
Increase in obligations under capital leases	27,040	17,559	9,609
Increase in obligations relating to intangible assets	–	13,185	–
Issuance of shares	1,476	(408)	438
Repurchase of Class A subordinate shares	1,817	2,723	4,540
	30,333	33,059	14,587

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2009	2008	2007
	$	$	$
Interest paid	16,558	26,847	37,925
Income taxes paid	63,125	139,803	37,763

Note 23 Segmented Information

The Company is managed through three operating segments, in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific (Note 8). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

The following presents information on the Company's operations based on its management structure.

					2009
	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Revenue	2,216,042	1,421,366	305,417	–	3,942,825
Intersegment revenue	(36,383)	(59,579)	(21,702)	–	(117,664)
	2,179,659	1,361,787	283,715	–	3,825,161
Earnings (loss) from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expense, and non-controlling interest, net of income taxes[1]	320,702	171,965	18,639	(50,565)	460,741
Total assets	2,341,074	985,289	197,619	375,928	3,899,910

1 Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $116,243,000, $78,819,000, $7,247,000 and $14,495,000, respectively, for the year ended September 30, 2009. Amortization includes an impairment of $11,143,000 mainly related to other intangible assets in the U.S. & India segment.

					2008 (Restated Note 2a)
	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Revenue	2,356,629	1,137,457	296,745	–	3,790,831
Intersegment revenue	(21,063)	(50,944)	(12,961)	–	(84,968)
	2,335,566	1,086,513	283,784	–	3,705,863
Earnings (loss) from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expense, and non-controlling interest, net of income taxes[1]	332,827	129,401	24,692	(56,434)	430,486
Total assets	2,274,589	1,113,303	197,900	94,766	3,680,558

1 Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $111,903,000, $54,358,000, $5,069,000 and $13,524,000, respectively, for the year ended September 30, 2008.

					2007 (Restated Note 2a)
	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Revenue	2,267,116	1,165,669	278,245	–	3,711,030
Intersegment revenue	(15,790)	(50,220)	(11,075)	–	(77,085)
	2,251,326	1,115,449	267,170	–	3,633,945
Earnings (loss) from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expense, and non-controlling interest, net of income taxes[1]	322,698	123,512	23,152	(62,877)	406,485
Total assets	2,069,169	1,077,300	193,544	131,848	3,471,861

1 Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $123,162,000, $54,548,000, $5,123,000 and $12,334,000, respectively, for the year ended September 30, 2007.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (Note 2). Intersegment revenue is priced as if the revenue was from third parties.

Note 23 Segmented Information (CONTINUED)

GEOGRAPHIC INFORMATION:

The following table provides information for capital assets based on their location:

	2009	2008
	$	$
Capital assets		
Canada	155,072	135,979
U.S. & India	53,651	40,147
Europe & Asia Pacific	3,695	2,309
	212,418	178,435

The geographic revenue information based on client's location approximates the revenue presented under the operating segments.

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2009	2008	2007
	$	$	$
Outsourcing			
IT Services	1,817,943	1,523,562	1,565,943
BPS	405,516	485,454	400,989
Systems integration and consulting	1,601,702	1,696,847	1,667,013
	3,825,161	3,705,863	3,633,945

Note 24 Related Party Transactions

In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises joint control over Innovapost's operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below.

Revenue was $108,139,000, $124,461,000 and $120,010,000 for the years ending September 30, 2009, 2008 and 2007, respectively.

	2009	2008
	$	$
Accounts receivable	10,542	12,050
Work in progress	5,937	5,939
Contract costs	8,706	11,206
Deferred revenue	3,351	2,715

Note 25 Employee Future Benefits

Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:

- The Company has defined contribution pension plans mainly covering certain European employees. For the years ended September 30, 2009, 2008 and 2007, the plan expense was $5,053,000, $5,303,000 and $4,717,000, respectively.
- The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Since January 1, 2008, the Company matches employees' contributions to a maximum of US$2,500 per year. Prior to that date, the maximum was US$1,000 per year. For the years ended September 30, 2009, 2008 and 2007, the amounts of the Company's contributions were $7,557,000, $5,069,000 and $4,520,000, respectively.
- The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the non-qualified deferred compensation liability totalled $3,211,000 as at September 30, 2009 ($4,066,000 at September 30, 2008). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company's general creditors in the case of bankruptcy. The assets, included in other long-term assets, composed of investments, vary with employees' contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totalled $13,108,000 as at September 30, 2009 ($11,657,000 as at September 30, 2008).
- The Company maintains a post-employment benefits plan to cover certain former retired employees associated with the divested Canadian claims adjusting and risk management services business. The post-employment benefits liability totalled $7,201,000 as at September 30, 2009 ($7,368,000 at September 30, 2008).

Note 26 Commitments, Contingencies and Guarantees

A) COMMITMENTS

At September 30, 2009, the Company is committed under the terms of operating leases with various expiration dates up to 2030, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $832,113,000. Minimum lease payments due in the next five years and thereafter are as follows:

	$
2010	140,755
2011	108,399
2012	86,452
2013	71,863
2014	62,678
Thereafter	361,966

The Company entered into long-term service agreements representing a total commitment of $166,969,000. Minimum payments under these agreements due in each of the next five years and thereafter are as follows:

	$
2010	89,754
2011	38,520
2012	20,767
2013	11,870
2014	3,905
Thereafter	2,153

As of April 19, 2007, the Company became committed under the agreement between shareholders of CIA to purchase the remaining shares of CIA by October 1, 2011 (Note 19b of 2007 Transactions). As at September 30, 2009, 34.22%, of shares of CIA remain to be purchased. The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders' agreement. If the Company had purchased the remainder of CIA's shares on September 30, 2009, the consideration would have been approximately $10,832,000.

Note 26 Commitments, Contingencies and Guarantees (CONTINUED)

B) CONTINGENCIES

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company's financial position, results of operations or the ability to carry on any of its business activities. As at September 30, 2009, the Company is involved in claims of approximately $80,000,000 and counterclaims exceeding $10,000,000.

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company's operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination, or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

C) GUARANTEES

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $41,903,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2009. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2009, the Company provided for a total of $123,996,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.

Note 27 Financial Instruments

FAIR VALUE

All financial assets classified as held-to-maturity or loans and receivables, as well as financial liabilities classified as other liabilities, are initially measured at their fair values and subsequently at their amortized cost using the effective interest rate method. All financial assets and liabilities classified as held for trading are measured at their fair values. Gains and losses related to periodic revaluations are recorded in net earnings.

The Company has made the following classifications:

- Cash and cash equivalents (Note 2) and deferred compensation assets and obligations (Note 25) are classified as held for trading as this reflects management's intentions.
- Accounts receivable (Note 4), work in progress, balance of sale receivable (Note 7) and funds held for clients are classified as loans and receivables.
- Accounts payable and accrued liabilities, accrued compensation, accrued integration and restructuring charges (Note 9), long-term debt, excluding obligations under capital leases (Note 10), asset retirement obligations (Note 9) and clients' funds obligations are classified as other liabilities.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading.

At September 30, 2009 and 2008, the estimated fair values of accounts receivable, work in progress, balance of sale receivable, funds held for clients, accounts payable and accrued liabilities, accrued compensation, accrued integration charges, asset retirement obligations, long-term debt, with the exception of Senior U.S. unsecured notes, and clients' funds obligations approximate their respective carrying values.

The fair value of Senior U.S. unsecured notes, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $116,859,000 at September 30, 2009 ($201,618,000 at September 30, 2008) as compared to its carrying value of $114,061,000 ($202,428,000 at September 30, 2008) (Note 10).

The following table summarizes the fair value of outstanding hedging instruments:

		2009	2008
	Recorded in	$	$
Hedge on net investments in self-sustaining foreign subsidiaries			
US$100,000 debt designated as the hedging instrument to the Company's net investment in U.S. subsidiaries	Long term debt	107,220	–
€12,000 debt designated as the hedging instrument to the Company's net investment in European subsidiaries	Long term debt	18,823	–
Cash flow hedges on future revenue			
US$192,660 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar	Other current assets	8,303	–
	Other long-term assets	16,148	–
US$62,940 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee	Other current assets	1,495	–
	Other long-term assets	488	–
	Other long-term liabilities	78	–
$110,315 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee	Accrued liabilities	2,005	–
	Other long-term liabilities	7,570	–
Cash flow hedges on Senior U.S. unsecured notes			
US$107,000 foreign currency forward contracts (US$192,000 as at September 30, 2008)	Other long-term assets	5,736	8,758

The Company expects that approximately $7,801,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at September 30, 2009, will be reclassified in net income in the next 12 months.

MARKET RISK (INTEREST RATE RISK AND CURRENCY RISK)

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt (Note 10) and does not currently hold any financial instruments that mitigate this risk. A fluctuation of interest rates of 50 basis points will not have a significant impact given the current level of borrowings. Therefore, a sensitivity analysis of the impact of interest rate fluctuations on net earnings and comprehensive income has not been provided.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. The Company enters, from time to time, into foreign exchange forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries (Note 2). Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

The Company is mainly exposed to fluctuations in the U.S. dollar and the euro. As at September 30, 2009, the portion of the cash and cash equivalents, accounts receivable, work in progress, accounts payable and accrued liabilities and accrued compensation denominated in U.S. dollars amount to US$198,265,000, US$107,856,000, US$126,169,000, US$63,000,000 and US$58,956,000, respectively. Additionally, as at September 30, 2009, the portion of the same items denominated in euros amount to €14,292,000, €21,144,000, €6,124,000, €11,230,000 and €3,386,000, respectively.

Note 27 Financial Instruments (CONTINUED)

The following table details the Company's sensitivity to a 10% strengthening of the U.S. dollar and the euro foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis presents the impact of foreign currency denominated monetary items and adjusts their translation at period end for a 10% strengthening in foreign currency rates. For a 10% weakening of the U.S. dollar and the euro against the Canadian dollar, there would be an equal and opposite impact on net earnings and comprehensive income.

	2009		2008	
	U.S. dollar impact	Euro impact	U.S. dollar impact	Euro impact
Increase in net earnings	11,739	938	9,761	906
Increase in comprehensive income	79,117	12,409	115,157	12,422

LIQUIDITY RATE RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company's activities are financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management's primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

As at September 30, 2009, the Company has accounts payable and accrued liabilities and accrued compensation of $306,826,000 and $165,981,000, respectively, due within 12 months ($339,765,000 and $127,151,000, respectively, at September 30, 2008). The contractual maturity of long-term debt and the revolving credit facility is presented in Note 10, commitments in Note 26 and asset retirement obligations in Note 9. Employee future benefits are discussed in Note 25, however the nature of employee future benefit obligations does not allow for a detailed aging. The maturity dates of accrued integration charges range between two to seven years.

As at September 30, 2009, the Company is holding cash and cash equivalents of $343,427,000 ($50,134,000 at September 30, 2008). The Company also has available $1,359,279,000 in unsecured revolving credit facilities and $25,000,000 in demand lines of credit (Note 10) ($1,325,665,000 and $25,000,000, respectively, at September 30, 2008). Given the Company's available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company's liquidity risk to be low.

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, work in progress and accounts receivable.

Cash equivalents consist mainly of highly liquid investments, such as money market deposits (Note 3). None of the cash equivalents are in asset backed commercial paper products. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

The Company has accounts receivable and work in progress derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company's large and diversified client base.

The following table sets forth details of the age of accounts receivable that are past due:

	2009	2008
Not past due	267,784	295,751
Past due 1-30 days	9,183	45,011
Past due 31-60 days	13,086	24,948
Past due 61-90 days	4,979	13,695
Past due more than 90 days	33,737	32,862
	328,769	412,267
Allowance for doubtful accounts	(11,122)	(12,870)
	317,647	399,397

The carrying amount of accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statement of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statement of earnings. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

Note 28 Capital Risk Management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company's risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which the Company is exposed are described below.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. At September 30, 2009, total managed capital was $2,901,811,000 ($2,440,567,000 at September 30, 2008). Managed capital consists of long-term debt, including the current portion (Note 10), cash and cash equivalents (Note 3) and shareholders' equity. The basis for the Company's capital structure is dependent on the Company's expected business growth and changes in the business environment. When capital needs have been specified, the Company's management proposes capital transactions for the approval of the Company's Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

- Debt / Capitalization
- Net Debt / Capitalization
- Debt / EBITDA

Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are non-GAAP measures. Net debt represents debt (including the impact of the fair value of forward contracts) less cash and cash equivalents. Capitalization is shareholders' equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt and depreciation and amortization. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its credit facilities and its Senior U.S. unsecured notes. On the credit facilities, the ratios are as follows:

- A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters.
- An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA plus rent expense.
- A minimum net worth requirement, whereby shareholders' equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the credit facilities are calculated on a consolidated basis, excluding Innovapost, which is a joint venture.

On the Senior U.S. unsecured notes, the ratios are as follows:

- A leverage ratio, which is the ratio of total debt adjusted for operating rent to EBITDAR for the four most recent quarters.
- A fixed charges coverage ratio, which is the ratio of the EBITDAR to the sum of interest expense plus operating rentals for the period for the four most recent quarters.
- A minimum net worth requirement, whereby shareholders' equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the Senior U.S. unsecured notes are calculated based on specific subsidiaries of the Company that represent a significant portion of the Company's consolidated operations.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company's Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

Note 29 Reconciliation of Results Reported in Accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed as follows:

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Reconciliation of net earnings:			
Net earnings—Canadian GAAP	316,466	293,132	237,294
Adjustments for:			
Stock-based compensation (i)	(3,759)	(4,127)	–
Warrants (ii)	1,404	(5,721)	1,404
Reversal of income tax provision (iii)	(517)	(7,452)	–
Other (iv)	594	216	549
Net earnings—U.S. GAAP	314,188	276,048	239,247
Basic EPS—U.S. GAAP	1.02	0.87	0.73
Diluted EPS—U.S. GAAP	1.01	0.86	0.72
Net earnings—U.S. GAAP	314,188	276,048	239,247
Other comprehensive income (loss)	35,434	64,649	(96,850)
Comprehensive income—U.S. GAAP	349,622	340,697	142,397
Reconciliation of shareholders' equity:			
Shareholders' equity—Canadian GAAP	2,275,254	1,997,001	1,815,559
Adjustments for:			
Stock-based compensation (ix)	58,411	58,411	58,411
Warrants (ii)	(7,988)	(9,392)	(3,671)
Reversal of income tax provision (iii)	(7,969)	(7,452)	–
Unearned compensation (v)	(3,694)	(3,694)	(3,694)
Integration costs (vi)	(6,606)	(6,606)	(6,606)
Goodwill (vii)	28,078	28,078	28,078
Income taxes and adjustment for change in accounting policy (viii)	9,715	9,715	9,715
Other (iv)	(5,605)	(3,859)	(4,075)
Shareholders' equity—U.S. GAAP	2,339,596	2,062,202	1,893,717

(i) Stock-based compensation

Beginning in fiscal 2008, the Company issued stock options with a three-year graded vesting period and a performance criteria. Under Canadian GAAP, the compensation cost for this type of option has been accounted for on a straight-line basis because the awards of graded vesting options have a similar expected life. Under U.S. GAAP, the graded vesting method must be used. The adjustment represents the compensation cost difference between using the straight-line and graded vesting method. This adjustment does not have an impact on shareholders' equity.

(ii) Warrants

Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2009, 2008 and 2007 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

The fiscal 2008 adjustment also includes final determinations from agreements with tax authorities and expirations of statutes of limitations of prior year tax liabilities associated with the issuance of warrants that resulted in the reversal of $7,125,000 in tax liabilities during fiscal 2008. The reversal of this recovery was included as an increase to Canadian GAAP consolidated earnings.

(iii) Reversal of income tax provision

During fiscal 2009 and fiscal 2008, the Company reversed one-time income tax provisions pertaining to the determination of prior year tax liabilities after final agreement with tax authorities and the expirations of statutes of limitations relating to business acquisitions. The reversal of the provisions was included as an increase to Canadian GAAP consolidated earnings. Under U.S. GAAP, the adjustment should have been applied to the goodwill attributable to the acquisition.

(iv) Capitalization of intangible assets

Effective October 1, 2008, the Company adopted Section 3064, "Goodwill and Intangible Assets" (Note 2a). As a result of the standard, there is new guidance relating to eligible capitalizable costs in the development of intangibles. Under U.S. GAAP, there were no changes to capitalization standards. This adjustment is one of the items included in "other" and represents the net effect of costs that were expensed or capitalized under Canadian GAAP for which the accounting treatment is different under U.S. GAAP. For the years ended September 30, 2009, 2008 and 2007, the adjustment to U.S. GAAP net earnings is a decrease of $198,000, $368,000 and $892,000, respectively. As at September 30, 2009, 2008 and 2007, the adjustment to U.S. GAAP shareholders' equity is an increase of $2,145,000, $2,341,000 and $2,709,000, respectively.

(v) Unearned compensation

Under Canadian GAAP, prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (vii) below) that would have been recorded as a separate component of shareholders' equity for U.S. GAAP purposes. This unearned compensation was amortized over approximately three years, being the estimated remaining future vesting service period.

(vi) Integration costs

Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under U.S. GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. This adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001, recorded for Canadian GAAP purposes and net of income taxes.

(vii) Goodwill

The goodwill adjustment to shareholders' equity results principally from the difference in the value assigned to stock options issued to IMRglobal Corp. employees. Under Canadian GAAP, the fair value of the outstanding vested stock options is recorded as part of the purchase price allocation whereas under U.S. GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (v) above for a further discussion relating to this item.

(viii) Income taxes and adjustment for change in accounting policy

On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, "Income taxes". The recommendations of Section 3465 are similar to the provisions of the Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes" (now FASB ASC Topic 740, "Income Taxes"), issued by the Financial Accounting Standards Board ("FASB"). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities. The Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under U.S. GAAP, this amount would have been reflected as additional goodwill.

(ix) Stock-based compensation

Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, SFAS No. 123 (revised 2004), "Share-Based Payment" (now FASB ASC Topic 718, "Compensation—Stock Compensation"), did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian and U.S. GAAP in connection to stock-based compensation cost.

(x) Proportionate consolidation

The proportionate consolidation method is used to account for interests in joint ventures. Under U.S. GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated, and those which are less than majority-owned, but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2009 and 2008, and for each of the years in the three-year period ended September 30, 2009. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 21). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

Note 29 Reconciliation of Results Reported in Accordance with Canadian GAAP to U.S. GAAP (CONTINUED)

(xi) Recent accounting changes

On September 30, 2009, the Company adopted changes issued by the FASB related to the authoritative hierarchy of GAAP. These changes establish the FASB Accounting Standards Codification™ ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157") (now FASB ASC Topic 820, "Fair Value Measurements and Disclosures"), effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company adopted SFAS 157 effective October 1, 2008, without significant effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115" ("SFAS 159") (now included in FASB ASC Topic 825 "Financial Instruments"), effective for fiscal years beginning after November 15, 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company adopted SFAS 159 effective October 1, 2008, without significant effect on the Company's consolidated financial statements.

(xii) Future accounting changes

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, "Multiple-Deliverable Revenue Arrangements", an amendment to FASB ASC topic 605, "Revenue Recognition", and Update No. 2009-14, "Certain Revenue Arrangements That Include Software Elements", an amendment to FASB ASC subtopic 985-605, "Software—Revenue Recognition", (the "Updates"). The Updates provide guidance on arrangements that include software elements, including tangible products that have software components that are essential to the functionality of the tangible product and will no longer be within the scope of the software revenue recognition guidance, and software-enabled products that will now be subject to other relevant revenue recognition guidance. The Updates provide authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The Updates also include new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The Updates must be adopted in the same period using the same transition method and are effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is also permitted; however, early adoption during an interim period requires retrospective application from the beginning of the fiscal year. The Company is currently evaluating the impact of the adoption of the Updates on the consolidated financial statements.

Shareholder Information

SHAREHOLDER INFORMATION LISTING

Toronto Stock Exchange
April 1992: GIB.A
New York Stock Exchange
October 1998: GIB

Number of shares outstanding as at September 30, 2009:
267,278,110 Class A subordinate shares
33,608,159 Class B shares

High/low of share price from October 1, 2008, to September 30, 2009:
TSX (CDN$): 13.30 / 8.30
NYSE (US$): 12.66 / 6.63

The certifications by CGI's Chief Executive Officer and Chief Financial Officer concerning the quality of the Company's public disclosure pursuant to Canadian regulatory requirements are filed in Canada on SEDAR (www.sedar.com). Similar certifications pursuant to Rule 13a-14 of the U.S. Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are exhibits to our Form 40-F filed on EDGAR (www.sev.gov). The Company has also filed with the New York Stock Exchange the certification required by Section 303A.12 of the exchange's Listed Company Manual.

CGI's corporate governance practices do not differ in any significant way from those required of domestic companies under New York Stock Exchange listing standards and they are set out in the CGI Management Proxy Circular, which is filed with Canadian and U.S. securities authorities and is therefore available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), respectively, as well as on CGI's Web site (www.cgi.com).

AUDITORS

Deloitte & Touche LLP

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1 800 564-6253

INVESTOR RELATIONS

For further information about the Company, additional copies of this report or other financial information, please contact:

Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
Montréal, Québec H3A 2M8
Canada
Tel.: 514-841-3200

You may also contact us by visiting the Investors section on the Company's Web site at www.cgi.com.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Wednesday, January 27, 2010
at 11:00 a.m.
Omni Mont-Royal Hotel
Saisons A & B
1050 Sherbrooke West
Montréal, Québec

CGI presents a live webcast of its Annual General Meeting of Shareholders via the Internet at www.cgi.com/investors. Complete instructions for viewing the webcast will be available on CGI's Web site. To vote by phone or by using the Internet, please refer to the instructions provided in the CGI Management Proxy Circular.

This annual report is also on the Internet at www.cgi.com/investors.

Le rapport annuel 2009 de CGI est aussi publié en français.

PRINTED IN CANADA DESIGN: WWW.ARDOISE.COM

